                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of August 2001

                       FRESENIUS MEDICAL CARE CORPORATION
                 (Translation of registrant's name into English)


                              Else-Kroner Strasse 1
                                61346 Bad Homburg
                                     Germany
                    (Address of principal executive offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

       Form 20-F     [X]              Form 40-F  [ ]



       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

       Yes  [ ]                       No   [X]



       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

                            FRESENIUS MEDICAL CARE AG
                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
PART I
FINANCIAL INFORMATION

   ITEM 1
   FINANCIAL STATEMENTS

   Condensed Consolidated Statements of Earnings..........................    1

   Condensed Consolidated Balance Sheets..................................    3

   Condensed Consolidated Statement of Cash Flows.........................    4

   Condensed Consolidated Statement of Shareholders' Equity...............    5

   Notes to Condensed Consolidated Financial Statements...................    6

   ITEM 2
   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
   RESULTS OF OPERATIONS..................................................   26

   ITEM 3
   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.............   39

PART II
OTHER INFORMATION

   ITEM 1
   LEGAL PROCEEDINGS......................................................   40

   ITEM 4
   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS....................   43

   ITEM 6
   EXHIBITS AND REPORTS ON FORMS 8-K/6-K

   (a) Exhibits...........................................................   44

   (b) Reports on Form 8-K/6-K............................................   47

   SIGNATURES.............................................................   48



THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-4, REGISTRATION NO. 333-66558, FILED BY FRESENIUS MEDICAL CARE AG ET AL ON AUGUST 2, 2001.

                            FRESENIUS MEDICAL CARE AG
                                     PART I
                              FINANCIAL INFORMATION
                                     ITEM 1
                              FINANCIAL STATEMENTS
                  CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                FOR THE THREE MONTHS ENDED JUNE 30, 2001 AND 2000
                                   (UNAUDITED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                           2001         2000
                                                        ----------   ----------
Net revenue:
  Dialysis Care                                         $  882,559   $  727,939
  Dialysis Products                                        318,721      309,146
                                                        ----------   ----------
                                                         1,201,280    1,037,085

Cost of revenue:
  Dialysis Care                                            617,106      501,139
  Dialysis Products                                        174,073      171,256
                                                        ----------   ----------
                                                           791,179      672,395

Gross profit                                               410,101      364,690

Operating expenses:
  Selling, general and administrative                      236,111      202,529
  Research and development                                   8,369        7,096
                                                        ----------   ----------
Operating income                                           165,621      155,065

Other (income) expense:
  Interest income                                           (2,547)      (2,112)
  Interest expense                                          59,275       58,781
                                                        ----------   ----------
Income before income taxes and minority interest           108,893       98,396
Income tax expense                                          46,807       47,986
                                                        ----------   ----------
Income before minority interest                             62,086       50,410
Minority interest                                              471          760
                                                        ----------   ----------
Net income                                              $   61,615   $   49,650
                                                        ==========   ==========
Basic income per Ordinary share                         $     0.64   $     0.56
                                                        ==========   ==========
Fully diluted income per Ordinary share                 $     0.64   $     0.56
                                                        ==========   ==========
Basic income per Preference share                       $     0.65   $     0.58
                                                        ==========   ==========
Fully diluted income per Preference share               $     0.65   $     0.57
                                                        ==========   ==========


See accompanying notes to unaudited condensed consolidated financial statements

                            FRESENIUS MEDICAL CARE AG
                                     PART I
                              FINANCIAL INFORMATION
                                     ITEM 1
                              FINANCIAL STATEMENTS
                  CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000
                                   (UNAUDITED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                           2001         2000
                                                        ----------   ----------
Net revenue:
  Dialysis Care                                         $1,732,543   $1,422,506
  Dialysis Products                                        628,227      615,514
                                                        ----------   ----------
                                                         2,360,770    2,038,020

Cost of revenue:
  Dialysis Care                                          1,216,356      977,325
  Dialysis Products                                        344,533      343,242
                                                        ----------   ----------
                                                         1,560,889    1,320,567

Gross profit                                               799,881      717,453

Operating expenses:
  Selling, general and administrative                      460,609      401,264
  Research and development                                  16,336       15,650
                                                        ----------   ----------
Operating income                                           322,936      300,539

Other (income) expense:
  Interest income                                           (5,376)      (5,062)
  Interest expense                                         114,893      117,210
                                                        ----------   ----------
Income before income taxes and minority interest           213,419      188,391
Income tax expense                                          96,499       91,883
                                                        ----------   ----------
Income before minority interest                            116,920       96,508
Minority interest                                              798        1,513
                                                        ----------   ----------

Net income                                              $  116,122   $   94,995
                                                        ==========   ==========

Basic income per Ordinary share                         $     1.20   $     1.11
                                                        ==========   ==========
Fully diluted income per Ordinary share                 $     1.20   $     1.11
                                                        ==========   ==========

Basic income per Preference share                       $     1.23   $     1.14
                                                        ==========   ==========
Fully diluted income per Preference share               $     1.23   $     1.14
                                                        ==========   ==========



See accompanying notes to unaudited condensed consolidated financial statements

                           FRESENIUS MEDICAL CARE AG
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                     AT JUNE 30, 2001 AND DECEMBER 31, 2000
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                 June 30,     December 31,
                                                                                   2001          2000
                                                                               ----------     ------------
                                                                               (unaudited)
Assets
Current assets:
 Cash and cash equivalents                                                     $   77,237      $   64,577
 Trade accounts receivable, less allowance for doubtful
  accounts of $118,209 in 2001 and $111,185 in 2000                               890,600         753,674
 Accounts receivable from related parties                                          50,424          46,117
 Inventories                                                                      347,858         320,234
 Prepaid expenses and other current assets                                        279,428         214,526
 IDPN accounts receivable                                                               -           5,189
 Deferred taxes                                                                   132,760         177,094
                                                                               ----------      ----------
 Total current assets                                                           1,778,307       1,581,411

Property, plant and equipment, net                                                797,397         738,993
Intangible assets, including goodwill, net                                      3,720,430       3,475,056
Deferred taxes                                                                     21,037          27,205
Other assets                                                                      144,216         156,288
                                                                               ----------      ----------
 Total assets                                                                  $6,461,387      $5,978,953
                                                                               ==========      ==========
Liabilities and shareholders' equity
Current liabilities:
 Accounts payable                                                              $  200,452      $  203,374
 Accounts payable to related parties                                               92,226          77,823
 Accrued expenses and other current liabilities                                   428,227         391,640
 Note payable related to Settlement                                                     -          85,920
 Short-term borrowings                                                            129,439         106,592
 Short-term borrowings from related parties                                        67,527         218,333
 Current portion of long-term debt and capital lease obligations                  162,970         168,231
 Income tax payable                                                               141,008         117,572
 Deferred taxes                                                                    22,077          20,967
                                                                               ----------      ----------
 Total current liabilities                                                      1,243,926       1,390,452

Long-term debt and capital lease obligations, less current portion                736,426         657,832
Other liabilities                                                                  99,802          31,464
Pension liabilities                                                                70,628          69,970
Deferred taxes                                                                    132,247         176,487
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely
 Company-guaranteed debentures of subsidiary                                    1,419,471         952,727
Minority interest                                                                  19,548          21,271
                                                                               ----------      ----------
 Total liabilities                                                              3,722,048       3,300,203

Shareholders' equity:
Preference  shares,  no par, E 2.56 nominal value, 45,497,700 shares authorized, 26,030,913 issued and outstanding at June 30, 2001;
 23,765,093 issued and outstanding at December 31, 2000                            69,180          63,644

Ordinary shares, no par, E 2.56 nominal value, 70,000,000 shares
 authorized, issued and outstanding at June 30, 2001 and December 31, 2000       229,494         229,494
Additional paid-in capital                                                      2,731,237       2,634,606
Retained deficit                                                                   (5,685)        (56,024)
Accumulated other comprehensive loss                                             (284,887)       (192,970)
                                                                               ----------      ----------
Total shareholders' equity                                                      2,739,339       2,678,750
                                                                               ----------      ----------
Total liabilities and shareholders' equity                                     $6,461,387      $5,978,953
                                                                               ==========      ==========


See accompanying notes to unaudited condensed consolidated financial statements

                           FRESENIUS MEDICAL CARE AG
                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                                                  2001          2000
                                                                               ---------     ---------
Operating Activities:
 Net income                                                                    $ 116,122     $  94,995
 Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
  Depreciation and amortization                                                  161,201       143,604
  Change in deferred taxes, net                                                   23,533        30,564
  Loss (gain) on sale of fixed assets                                                212          (681)
  Compensation expense related to stock options                                    2,077             -
 Changes in assets and  liabilities,  net of amounts from
  businesses acquired or disposed of:
  Trade accounts receivable, net                                                (113,851)     (100,633)
  Inventories                                                                    (34,330)      (21,067)
  Prepaid expenses, other current and non-current assets                         (32,016)       10,110
  Accounts receivable from/ payable to related parties                             8,804        14,402
  Accounts payable, accrued expenses and
   other current and non-current liabilities                                     (18,821)      (32,068)
  Income taxes payable                                                            32,641        31,523
                                                                               ---------     ---------
   Net cash provided by operating activities                                     145,572       170,749
                                                                               ---------     ---------
Investing Activities:
 Purchases of property, plant and equipment                                     (132,669)      (90,889)
 Proceeds from sale of property, plant and equipment                              14,791         7,072
 Acquisitions, net of cash acquired                                             (154,408)     (216,317)
                                                                               ---------     ---------
  Net cash used in investing activities                                         (272,286)     (300,134)
                                                                               ---------     ---------
Financing Activities:
 Proceeds from short-term borrowings                                              54,958        29,032
 Repayments of short-term borrowings                                             (27,471)      (18,911)
 Proceeds of short-term borrowings from related parties                           20,588        11,659
 Repayments of short-term borrowings from related parties                       (171,069)      (59,300)
 Payments on obligation related to Settlement                                    (85,920)     (319,253)
 Proceeds from long-term debt                                                    344,172       215,813
 Principal payments of long-term debt and capital lease obligations             (400,995)      (27,014)
 Proceeds from issuance of trust preferred securities                            470,598             -
 Proceeds from issuance of preference shares                                           -       344,215
 Increase of accounts receivable securitization program                           10,868        17,192
 Proceeds from exercise of stock options                                             611           120
 Dividends paid                                                                  (65,782)      (51,229)
 Change in minority interest                                                      (1,546)         (966)
                                                                               ---------     ---------
  Net cash provided by financing activities                                      149,012       141,358
                                                                               ---------     ---------
Effect of exchange rate changes on cash and cash equivalents                      (9,638)         (940)
                                                                               ---------     ---------
Cash and Cash Equivalents:
 Net increase in cash and cash equivalents                                        12,660        11,033
 Cash and cash equivalents at beginning of period                                 64,577        34,760
                                                                               ---------     ---------
 Cash and cash equivalents at end of period                                    $  77,237     $  45,793
                                                                               =========     =========


See accompanying notes to unaudited condensed consolidated financial statements

                            FRESENIUS MEDICAL CARE AG
            CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001
                                   (UNAUDITED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)




                                           Preference Shares      Ordinary Shares                           Accumulated
                                          -------------------  --------------------  Additional                other
                                           Number of   No Par   Number of   No par     paid in   Retained  comprehensive
                                             Shares     Value     Shares     Value     capital    Deficit       loss        Total
                                          ----------  -------  ----------  --------  ----------  --------  ------------- ----------
Balance at December 31, 2000 (audited)    23,765,093  $63,644  70,000,000  $229,494  $2,634,606  $(56,024)   $(192,970)  $2,678,750

Issuance of preference shares              2,250,000    5,498         -         -        93,981       -            -         99,479
Proceeds from exercise of stock options       15,820       38         -         -           573       -            -            611
Compensation expense related to
 stock options                                   -        -           -         -         2,077       -            -          2,077
Dividends paid                                   -        -           -         -           -     (65,782)         -        (65,782)
Comprehensive income (loss):
 Net income                                      -        -           -         -           -     116,121          -        116,121
 Other comprehensive income (loss)
 related to cash flow hedges                     -        -           -         -           -         -        (24,401)     (24,401)
 Foreign currency translation adjustment         -        -           -         -           -         -        (67,516)     (67,516)
                                                                                                                         ----------
Comprehensive income (loss):                     -        -           -         -           -         -            -         24,204
                                          ----------  -------  ----------  --------  ----------  --------    ---------   ----------
Balance at June 30, 2001                  26,030,913  $69,180  70,000,000  $229,494  $2,731,237  $ (5,685)   $(284,887)  $2,739,339
                                          ==========  =======  ==========  ========  ==========  ========    =========   ==========



The changes in the other comprehensive income (loss) related to SFAS 133 as follows:

                                         for the six months ending June 30,2001
                                         --------------------------------------
                                           Pretax        Tax effect       Net
                                         ---------       ----------    --------
Net gains (losses) on derivatives
hedging variability of cash flows:
Unrealized derivative gains (losses)     $ (40,043)       $ 16,117     $(23,926)

Reclassification adjustments for
gains (losses) included in net income         (686)            211         (475)
                                         ---------        --------     --------
Net derivative gains (losses)            $ (40,729)       $ 16,328     $(24,401)
                                         =========        ========     ========


See accompanying notes to unaudited condensed consolidated financial statements

                            FRESENIUS MEDICAL CARE AG
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                  (UNAUDITED)


1.   THE COMPANY AND BASIS OF PRESENTATION

     THE COMPANY

     Fresenius Medical Care AG ("FMC" or the "Company") is a German stock corporation (Aktiengesellschaft). The Company is primarily engaged in (i) providing kidney dialysis services, clinical laboratory testing and renal diagnostic services and (ii) manufacturing and distributing products and equipment for dialysis treatment.

BASIS OF PRESENTATION

     a) BASIS OF CONSOLIDATION

     The condensed consolidated financial statements at June 30, 2001 and for the three and six-month periods ended June 30, 2001 and 2000 in this report are unaudited and should be read in conjunction with the consolidated financial statements in the Company's 2000 Annual Report on Form 20-F. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

     The results of operations for the six-month period ended June 30, 2001 are not necessarily indicative of the results of operations for the fiscal year ending December 31, 2001.

     b) CLASSIFICATIONS

     Certain items in prior years' unaudited condensed consolidated financial statements have been reclassified to conform with the current year's presentation.

2.   SETTLEMENT OF INVESTIGATIONS AND RELATED COSTS

     On January 18, 2000, Fresenius Medical Care Holdings, Inc. ("FMCH"), National Medical Care, Inc. ("NMC") and certain other affiliated companies executed definitive agreements with the United States Government to settle (i) matters concerning violations of federal laws then under investigation and (ii) National Medical Care, Inc.'s claims with respect to outstanding Medicare receivables for intradialytic parenteral nutrition therapy (collectively, the "Settlement").

     During the three and six months ended June 30, 2001, the FMCH made final payments to the U.S. Government of $51.2 million and $85.9 million, respectively, pursuant to the Settlement, In addition, FMCH received a final payment of $5.2 million in the first quarter of 2001 from the U.S. Government, related FMCH's claims for outstanding Medicare receivables.

3.   ACQUISITIONS

    In January 2001, the Company acquired Everest Healthcare Services Corporation ("Everest") for $354 million including debt assumed amounting to $135 million. Approximately one third of the purchase price ($99 million) was funded by the issuance of 2.25 million Fresenius Medical Care AG Preference shares to the Everest shareholders. The remaining purchase price was paid with $120 million cash.

     Through June 30, 2001, the Company had paid approximately $154 million cash for acquisitions consisting primarily of dialysis clinics including the $120 million cash portion for Everest.

                            FRESENIUS MEDICAL CARE AG
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                  (UNAUDITED)


4.   INVENTORIES

     As of June 30, 2001 and December 31, 2000, inventories consisted of the following (in thousands):

                                                      June 30,     December 31,
                                                        2001          2000
                                                      --------     ------------
     Raw materials and purchased components           $ 73,144       $ 73,244
     Work in process                                    21,325         22,231
     Finished goods                                    177,385        160,358
     Health care supplies                               76,004         64,401
                                                      --------       --------
     Inventories                                      $347,858       $320,234
                                                      ========       ========


5.   SHAREHOLDERS' EQUITY

     On January 5, 2001, the Company issued 2,250,000 Preference shares as a portion of the purchase price for the Everest acquisition. (see Note 3).

     Cash dividends of $66 million for 2000 in the amount of euro 0.84 on each Preference share and euro 0.78 on each Ordinary share were paid on May 24, 2001.

     During the six months ended June 30, 2001, 10,224 FMC Rollover Plan options were exercised by employees. In connection therewith, Fresenius AG transferred 3,408 Ordinary shares to employees and remitted approximately $91,000 to the Company. During the same period, no Rollover Plan options were canceled. These funds have been accounted for as a capital contribution within additional paid-in capital.

     During the six months ended June 30, 2001, 15,506 Preference shares were issued upon exercise of stock options under FMC 98 Plan 1. The $507,000 proceeds were accounted for as an increase in capital. Under FMC 98 Plan 2, 314 Preference shares were issued upon exercise of stock options. The $13,000 proceeds were accounted for as an increase in capital. During the same period, 25,876 and 3,107 stock options were cancelled under FMC 98 Plan 1 and FMC 98 Plan 2, respectively.

     The following table is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for each of the three and six month periods ending June 30, 2001 and 2000, respectively.

                            FRESENIUS MEDICAL CARE AG
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                  (UNAUDITED)


                                                                             FOR THE THREE MONTHS
                                                                                ENDED JUNE 30,
                                                                       -------------------------------
                                                                            2001              2000
                                                                       ------------       ------------
                                                                               (IN THOUSANDS,
                                                                       EXCEPT SHARE AND PER SHARE DATA)
Numerators:
Income                                                                  $    61,615       $    49,650
less:
   Preference on Preference shares                                              340               251
                                                                        -----------       -----------
Income available to Preference shares only                                      340               251
Income available to all classes of shares                               $    61,275       $    49,399
                                                                        ===========       ===========
Denominators:
Weighted average number of:
Ordinary shares outstanding                                              70,000,000        70,000,000
Preference shares outstanding                                            26,029,878        17,998,662
                                                                        -----------       -----------
Total weighted average shares outstanding                                96,029,878        87,998,662
Potentially dilutive Preference shares                                      417,309           292,472
                                                                        -----------       -----------
Total weighted average shares outstanding assuming dilution              96,447,187        88,291,134
Total weighted average Preference shares outstanding
  assuming dilution                                                      26,447,187        18,291,134

Basic income per Ordinary share                                         $      0.64       $      0.56
Plus preference per Preference shares                                          0.01              0.02
                                                                        -----------       -----------
Basic income per Preference share                                       $      0.65       $      0.58
                                                                        ===========       ===========
Basic income per Ordinary share                                         $      0.64       $      0.56
Plus preference per Preference share assuming dilution                         0.01              0.01
                                                                        -----------       -----------
Fully diluted income per Preference share                               $      0.65       $      0.57
                                                                        ===========       ===========

                            FRESENIUS MEDICAL CARE AG
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                  (UNAUDITED)


                                                                             FOR THE SIX MONTHS
                                                                               ENDED JUNE 30,
                                                                      -------------------------------
                                                                           2001              2000
                                                                      ------------       ------------
                                                                               (IN THOUSANDS,
                                                                      EXCEPT SHARE AND PER SHARE DATA)
Numerators:
Income                                                                 $   116,122       $    94,995
less:
   Preference on Preference shares                                             693               431
                                                                       -----------       -----------
Income available to Preference shares only                                     693               431
Income available to all classes of shares                              $   115,429       $    94,564
                                                                       ===========       ===========
Denominators:
Weighted average number of:
Ordinary shares outstanding                                             70,000,000        70,000,000
Preference shares outstanding                                           25,962,598        14,990,319
                                                                       -----------       -----------
Total weighted average shares outstanding                               95,962,598        84,990,319
Potentially dilutive Preference shares                                     375,027           256,973
                                                                       -----------       -----------
Total weighted average shares outstanding assuming dilution             96,337,625        85,247,292
Total weighted average Preference shares outstanding
  assuming dilution                                                     26,337,625        15,247,292

Basic income per Ordinary share                                        $      1.20       $      1.11
Plus preference per Preference shares                                         0.03              0.03
                                                                       -----------       -----------
Basic income per Preference share                                      $      1.23       $      1.14
                                                                       ===========       ===========
Basic income per Ordinary share                                        $      1.20       $      1.11
Plus preference per Preference share assuming dilution                        0.03              0.03
                                                                       -----------       -----------
Fully diluted income per Preference share                              $      1.23       $      1.14
                                                                       ===========       ===========


6.   COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

     COMMERCIAL LITIGATION

       In 1997, the FMCH, NMC, and certain named NMC subsidiaries, were served with a civil complaint filed by Aetna Life Insurance Company in the U.S. District Court for the Southern District of New York. The lawsuit alleges inappropriate billing practices for nutritional therapy, diagnostic and clinical laboratory tests and misrepresentations. In April 1999, Aetna amended its complaint to include its affiliate, Aetna U.S. Healthcare, Inc., as an additional plaintiff, and to make certain other limited changes in its pleading. The amended complaint seeks unspecified damages and costs. Other insurance companies have filed similar claims seeking unspecified damages and costs. The Company, FMCH, NMC and its subsidiaries believe that there are substantial defenses to the claims asserted, and intend to vigorously defend all lawsuits. Other private payors have contacted the Company and may assert that NMC received excess payment and, similarly, may join the lawsuits or file their own lawsuit seeking reimbursement and other damages.

                            FRESENIUS MEDICAL CARE AG
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                  (UNAUDITED)


Although the ultimate outcome on the Company of these proceedings cannot be predicted at this time, an adverse result could have a material adverse effect on the Company's business, financial condition and result of operations. The Company intends to defend the claims vigorously.

     FMCH has filed counterclaims against the plaintiffs in these matters based on inappropriate claim denials and delays in claim payments.

     On September 28, 2000, Mesquita, et al. v. W. R. Grace & Company, et al. (Sup. Court of Calif., S.F. County, #315465) was filed as a class action by plaintiffs claiming to be creditors of W. R. Grace & Co.-Conn ("Grace Chemicals") against Grace Chemicals, FMCH and other defendants, principally alleging that the Merger which resulted in the original formation of the Company (described in greater detail in "Indemnification by W. R. Grace & Co." below) was a fraudulent transfer, violated the uniform fraudulent transfer act, and constituted a conspiracy. An amended complaint (Abner et al. v. W. R. Grace & Company, et al.) and an additional class action were filed subsequently with substantially similar allegations; both cases have been subsequently stayed and transferred to the Delaware bankruptcy court in connection with Grace's Chapter 11 proceedings. The Company has requested indemnification from Grace Chemicals pursuant to the Merger agreements (see "Indemnification by W.R. Grace & Co."). If the Merger is determined to have been a fraudulent transfer, if material damages are proved by the plaintiffs, and if the Company is not able to collect, in whole or in part on the indemnity, from W.R. Grace & Co. or its affiliates or former affiliates or their insurers, and if the Company is not able to collect against any party that may have received distributions from W.R. Grace & Co., a judgment could have a material adverse effect on the Company's business, financial condition and results of operations. The Company is confident that no fraudulent transfer or conspiracy occurred and intends to defend the cases vigorously.

       OBRA 93

     The Omnibus Budget Reconciliation Act of 1993 affected the payment of benefits under Medicare and employer health plans for dual-eligible ESRD patients. In July 1994, the Centers for Medicare and Medicaid Services (CMS) (formerly known as the Health Care Financing Administration, or HCFA) issued an instruction to Medicare claims processors to the effect that Medicare benefits for the patients affected by that act would be subject to a new 18-month "coordination of benefits" period. This instruction had a positive impact on NMC's dialysis revenues because, during the 18-month coordination of benefits period, patients' employer health plans were responsible for payment, which was generally at rates higher than those provided under Medicare.

     In April 1995, CMS issued a new instruction, reversing its original instruction in a manner that would substantially diminish the positive effect of the original instruction on NMC's dialysis business. CMS further proposed that its new instruction be effective retroactive to August 1993, the effective date of the Omnibus Budget Reconciliation Act of 1993.

     NMC ceased to recognize the incremental revenue realized under the original instruction as of July 1, 1995, but it continued to bill employer health plans as primary payors for patients affected by the Omnibus Budget Reconciliation Act of 1993 through December 31, 1995. As of January 1, 1996, NMC commenced billing Medicare as primary payor for dual eligible ESRD patients affected by the act, and then began to re-bill in compliance with the revised policy for services rendered between April 24 and December 31, 1995.

     On May 5, 1995, NMC filed a complaint in the U.S. District Court for the District of Columbia (National Medical Care, Inc. and Bio-Medical Applications of Colorado, Inc. d/b/a Northern Colorado Kidney Center v. Shalala, C.A. No.95-0860 (WBB)) seeking to preclude CMS from retroactively enforcing its April 24, 1995 implementation of the Omnibus Budget Reconciliation Act of 1993 provision relating to the coordination of benefits for dual eligible ESRD patients. On May 9, 1995, NMC moved for a preliminary

                            FRESENIUS MEDICAL CARE AG
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                  (UNAUDITED)


injunction to preclude CMS from enforcing its new policy retroactively, that is, to billing for services provided between August 10, 1993 and April 23, 1995. On June 6, 1995, the court granted NMC's request for a preliminary injunction and in December of 1996, NMC moved for partial summary judgment seeking a declaration from the Court that CMS' retroactive application of the April 1995 rule was legally invalid. CMS cross-moved for summary judgment on the grounds that the April 1995 rule was validly applied prospectively. In January 1998, the court granted NMC's motion for partial summary judgment and entered a declaratory judgment in favor of NMC, holding CMS' retroactive application of the April 1995 rule legally invalid. Based on its finding, the Court also permanently enjoined CMS from enforcing and applying the April 1995 rule retroactively against NMC. The Court took no action on CMS' motion for summary judgment pending completion of the outstanding discovery. On October 5, 1998, NMC filed its own motion for summary judgment requesting that the Court declare CMS' prospective application of the April 1995 rule invalid and permanently enjoin CMS from prospectively enforcing and applying the April 1995 rule. The Court has not yet ruled on the parties' motions. CMS elected not to appeal the Court's June 1995 and January 1998 orders. CMS may, however, appeal all rulings at the conclusion of the litigation. If CMS should successfully appeal so that the revised interpretation would be applied retroactively, NMC may be required to refund the payment received from employer health plans for services provided after August 10, 1993 under the CMS' original implementation, and to re-bill Medicare for the same services, which would result in a loss to NMC of approximately $120 million attributable to all periods prior to December 31, 1995. Also, in this event, the Company's business, financial condition and results of operations would be materially adversely affected.

     In July, 2000, NMC filed a complaint in the U.S. District Court for the Eastern District of Virginia (National Medical Care, Inc. and Bio-Medical Applications of Virginia, Inc. v. Aetna Life Insurance, Co., Inc. Aetna U.S. Healthcare, Inc. and John Does 1-10) seeking recovery against Aetna U.S. Healthcare and health plans administered by Aetna U.S. Healthcare for claims related to primary payor liability for dual eligible ESRD patients under the Omnibus Budget Reconciliation Act of 1993. On January 16, 2001, the Court stayed the action pending resolution of the District of Columbia Court action.

     OTHER LITIGATION AND POTENTIAL EXPOSURES

     From time to time, the Company is a party to or may be threatened with other litigation arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters. The ultimate outcome of these matters is not expected to materially affect the Company's financial position, results of operations or cash flows.

     The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. The Company must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the U.S. anti-kickback statute, the False Claims Act, the Stark Law, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's or the manner in which the Company conduct its business. In the U.S., enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence "whistle blower" actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, the Company expects that its business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties, and continuing inquiries, claims and litigation relating to its compliance with

                            FRESENIUS MEDICAL CARE AG
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                  (UNAUDITED)


applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of "whistle blower" actions, which are initially filed under court seal.

     The Company operates a large number facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the False Claims Act, among other laws, and the Company cannot predict whether law enforcement authorities may use such information to initiate further investigations of the business practices disclosed or any of its other business activities.

     Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been subject to these suits due to the nature of its business and the Company expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, the Company cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon the Company and the results of its operations. Any claims, regardless of their merit or eventual outcome, also may have a material adverse effect on the Company's reputation and business.

     The Company has also had claims asserted against it and has had lawsuits filed against it relating to businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has asserted its own claims, and claims for indemnification. Although the ultimate outcome on the Company cannot be predicted at this time, an adverse result could have a material adverse effect upon the Company's business, financial condition, and results of operations.

     INDEMNIFICATION BY W. R. GRACE & CO.

     The Company was formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the "Merger") dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-merger tax claims and other claims unrelated to NMC, which was Grace's dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC's operations. Proceedings have been brought against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., principally alleging that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act, and constituted a conspiracy. See "Commercial Litigation" above. In addition, the Merger was consummated as a tax-free reorganization. Pre-merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger could be the obligation of FMCH. Subject to certain representations made by W.R. Grace & Co.-Conn., FMCH and Fresenius AG, W.R. Grace & Co.-Conn. also agreed to indemnify the Company against any such tax liability. W.R. Grace & Co.-Conn. and certain of its subsidiaries have filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. If the Merger is determined to be a fraudulent transfer and if

                            FRESENIUS MEDICAL CARE AG
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                  (UNAUDITED)


material damages are proved by the plaintiffs, or if W.R. Grace & Co. is unable to satisfy its Merger related or pre-merger tax obligations, and if the Company is not able to collect on the indemnities from W.R. Grace & Co. as a result of the bankruptcy proceedings or otherwise, and if the Company is not able to collect on the indemnities from any affiliates or former affiliates of W.R. Grace & Co. or their insurers, and if the Company is not able to collect against any party that may have received distributions from W.R. Grace & Co., a judgment could have a material adverse effect on the Company's business, financial condition and results of operations.


7.   FINANCIAL INSTRUMENTS

     ADOPTION OF SFAS 133 - TRANSITION

     The Company adopted SFAS 133 Accounting for Derivative Instruments and Hedging Activities and the related amendments of SFAS 138, on January 1, 2001. Upon adoption of this Statement, the Company recorded a net transition adjustment loss of $14.1 million (net of income tax benefit of $9.6 million) in accumulated other comprehensive income. In addition the company recorded a net transition adjustment gain of $7.0 million (net of income tax expense of $4.6 million) in net income. Because of corresponding entries concerning the hedged items, the net effect on earnings was immaterial.

     MARKET RISK

     The Company is exposed to market risk from changes in interest rates and foreign exchange rates. In order to manage the risk of interest rate and currency exchange rate fluctuations, the Company enters into various hedging transactions with investment grade financial institutions as authorized by the Company's Management Board. The Company does not use financial instruments for trading purposes.

     The company conducts its financial instrument activity under the control of a single centralized department. The company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

     As of June 30, 2001, the notional volume of dollar interest rate hedging contracts totaled $1,050 million. Those swap agreements, which expire at various dates between 2003 and 2007, effectively fix the Company's variable interest rate exposure on the majority of the dollar-denominated revolving loans and outstanding obligations under the accounts receivable securitization program at an interest rate of 6.52%. Under the senior credit agreement, the Company has agreed to maintain at least $500 million of interest rate protection. In March 2000, the Company entered into a yen-denominated interest rate swap agreement with a notional amount of Japanese Yen 400 million, in line with a yen-denominated floating-rate borrowing of a Japanese subsidiary. In September 2000, both the bank borrowing and the notional amount of the interest rate swap agreement were increased as scheduled to Yen 1,000 million. The bank borrowing and the notional amount of the swap agreement will always coincide until March 2009 when the bank debt is completely repaid and the swap expires.

     FOREIGN CURRENCY RISK MANAGEMENT

     The Company conducts its business on a global basis in several major international currencies, although its operations are located principally in Germany and the United States. For financial reporting purposes, the

                            FRESENIUS MEDICAL CARE AG
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                  (UNAUDITED)


Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of the Company's international operations are maintained, affect its results of operations and financial position as reported in its consolidated financial statements. The Company has consolidated the balance sheets of its non-U.S. dollar denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period.

     The Company's exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, lendings and borrowings, including intercompany borrowings. The Company sells significant amounts of products from its manufacturing facilities in Germany to its other international operations. In general, the German sales are denominated in euro. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. The Company employs, to a limited extent, forward contracts and options to hedge its currency exposure. The Company's policy, which has been consistently followed, is that forward currency contracts and options be used only for purposes of hedging foreign currency exposures. The Company has not used such instruments for purposes other than hedging.

     INTEREST RATE MANAGEMENT

     The Company enters into derivatives, particularly interest rate swaps, to protect interest rate exposures arising from long-term and short-term borrowings and accounts receivable securization programs at floating rates by effectively swapping them into fixed rates. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount.

     FAIR VALUE HEDGES

     Gains and losses in fair value of recognized assets and liabilities and firm commitments of operating transactions as well as gains and losses on derivative financial instruments designated as fair value hedges of these recognized assets and liabilities and firm commitments are recognized currently in earnings.

                            FRESENIUS MEDICAL CARE AG
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                  (UNAUDITED)


     CASH FLOW HEDGES

     The Company enters into interest rate swaps agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments into fixed interest rate payments. After tax gains of $4 million ($6 million pretax) for the three months ended June 30, 2001 and after taxes losses of $24 million ($41 million pretax) for the six months ended June 30, 2001, were deferred in other comprehensive income during the quarter. Interest payable and interest receivable under the swap terms are accrued and recorded as an adjustment to interest expense at each reporting date.

     Changes in the value of foreign currency forward contracts designated and qualifying as cash flow hedges of forecasted transactions will be reported in accumulated other comprehensive income. These amounts will subsequently be reclassified into earnings, as a component of the forecasted transaction, in the same period as the forecasted transaction affects earnings.

     During the three-month period ended June 30, 2001 the Company reclassified $ 345,000 of net losses (net of income tax $ 222,000) from Accumulated other comprehensive income into the statement of income because the underlying transactions to which the reclassified amounts relate were recognized.

     During the six-month period ended June 30, 2001 the company reclassified $ 686,000 of net losses (net of income tax $ 475,000) from Accumulated other comprehensive income into the statement of income because the underlying transactions to which the reclassified amounts relate were recognized.

     It is anticipated that $12,000 of net losses (net of income taxes $6,000) included in accumulated other comprehensive income at June 30, 2001 will be reclassified into earnings during the next year. As of June 30, 2001, the Company had purchased derivative financial instruments with a maximum maturity of 15 months to hedge its exposure to the variability in future cash flows associated with foreign currency forecasted transactions.

8.   BUSINESS SEGMENT INFORMATION

     The Company has identified three segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing kidney dialysis and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally, the North America segment engages in performing clinical laboratory testing and renal diagnostic services. The Company has aggregated the International and Asia Pacific operating segments as "International". The segments are aggregated due to their similar economic characteristics. These characteristics include the same products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments. The United States operations of Fresenius Medical Care Deutschland GmbH, which had previously been included in the International segment, are now included in the North America segment. All prior periods were restated to reflect this change as of January 1, 2001.

     Management evaluates each segment using a measure that reflects all of the segment's controllable revenues and expenses. Management believes that the most appropriate measure in this regard is earnings before interest and taxes (EBIT). In addition to EBIT, management believes that earnings before interest, taxes, depreciation and amortization (EBITDA) is helpful for investors as a measurement of the segment's and the Company's ability to generate cash and to service its financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in the Company's senior bank credit agreement and indentures relating to the Company's trust preferred securities.

                            FRESENIUS MEDICAL CARE AG
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                  (UNAUDITED)


     EBITDA should not be construed as an alternative to net earnings determined in accordance with generally accepted accounting principles or to cash flow from operations, investing activities or financing activities or as a measure of cash flows. The Company believes its EBIT calculation is the functional equivalent of operating income. Because EBITDA and EBIT are not calculated consistently by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies.

     Approximately 40% of the Company's worldwide revenue is derived from sources subject to regulations under U.S. governmental programs.

     Information pertaining to the Company's business segments for the three and six-month periods ended June 30, 2001 and 2000 is set forth below:

                            FRESENIUS MEDICAL CARE AG
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)
               (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

                                                      NORTH
                                                     AMERICA        INTERNATIONAL      CORPORATE         TOTAL
                                                   -----------      -------------    -----------      -----------
Six months ended June 30, 2001
     Net revenue external customers                $ 1,768,999      $   591,771      $        --      $ 2,360,770
     Inter - segment revenue                               574           11,145          (11,719)              --
                                                   -----------      -----------      -----------      -----------
     Total net revenue                               1,769,573          602,916          (11,719)       2,360,770
                                                   -----------      -----------      -----------      -----------
     EBITDA                                            354,269          137,279           (7,411)         484,137
     Depreciation and amortization                    (124,442)         (35,823)            (936)        (161,201)
                                                   -----------      -----------      -----------      -----------
     EBIT                                              229,827          101,456           (8,347)         322,936
                                                   -----------      -----------      -----------      -----------
     Segment assets                                  5,003,166        1,401,312           56,909        6,461,387
     Capital expenditures and acquisitions (1)         218,334           68,023              720          287,077

Six months ended June 30, 2000
     Net revenue external customers                $ 1,500,817      $   537,203      $        --      $ 2,038,020
     Inter - segment revenue                             1,661           12,778          (14,439)              --
                                                   -----------      -----------      -----------      -----------
     Total net revenue                               1,502,478          549,981          (14,439)       2,038,020
                                                   -----------      -----------      -----------      -----------
     EBITDA                                            316,946          130,477           (3,280)         444,143
     Depreciation and amortization                    (110,109)         (32,651)            (844)        (143,604)
                                                   -----------      -----------      -----------      -----------
     EBIT                                              206,837           97,826           (4,124)         300,539
                                                   -----------      -----------      -----------      -----------
     Segment assets (2)                              4,578,386        1,368,209           32,358        5,978,953
     Capital expenditures and acquisitions (3)         127,823          179,347               36          307,206

Three months ended June 30, 2001
     Net revenue external customers                $   902,308      $   298,972      $        --      $ 1,201,280
     Inter - segment revenue                               116            6,299           (6,415)              --
                                                   -----------      -----------      -----------      -----------
     Total net revenue                                 902,424          305,271           (6,415)       1,201,280
                                                   -----------      -----------      -----------      -----------
     EBITDA                                            183,400           68,463           (4,407)         247,456
     Depreciation and amortization                     (62,773)         (18,531)            (531)         (81,835)
                                                   -----------      -----------      -----------      -----------
     EBIT                                              120,627           49,932           (4,938)         165,621
                                                   -----------      -----------      -----------      -----------
     Capital expenditures and acquisitions              70,511           34,394              696          105,601

Three months ended June 30, 2000
     Net revenue external customers                $   758,732      $   278,352      $        --      $ 1,037,084
     Inter - segment revenue                               627            5,853           (6,480)              --
                                                   -----------      -----------      -----------      -----------
     Total net revenue                                 759,359          284,205           (6,480)       1,037,084
                                                   -----------      -----------      -----------      -----------
     EBITDA                                            163,168           65,610             (691)         228,087
     Depreciation and amortization                     (55,391)         (17,221)            (410)         (73,022)
                                                   -----------      -----------      -----------      -----------
     EBIT                                              107,777           48,389           (1,101)         155,065
                                                   -----------      -----------      -----------      -----------
     Capital expenditures and acquisitions              72,118          149,676           (9,446)         212,348

(1) North America acquisitions exclude $233,895 of non-cash acquisitions for 2001 and International acquisitions exclude $4,383 of non-cash acquisitions in 2001

(2)      Segment assets are as of December 31, 2000

(3)      International acquisitions exclude $44 of non-cash acquisition in 2000

                            FRESENIUS MEDICAL CARE AG
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)
               (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

                                                                 Three months ended June 30,     Six months ended June 30,
                                                                 ---------------------------     -------------------------
Reconciliation of measures to consolidated totals.                    2001           2000           2001           2000
                                                                   ---------      ---------      ---------      ---------
     Total EBITDA of reporting segments                            $ 251,863      $ 228,778      $ 491,548      $ 447,423
     Total depreciation and amortization                             (81,835)       (73,022)      (161,201)      (143,604)
     Corporate expenses                                               (4,407)          (691)        (7,411)        (3,280)
     Interest expense                                                (59,275)       (58,781)      (114,893)      (117,210)
     Interest income                                                   2,547          2,112          5,376          5,062
                                                                   ---------      ---------      ---------      ---------
     Total income before income taxes and minority interest        $ 108,893      $  98,396      $ 213,419      $ 188,391
                                                                   =========      =========      =========      =========
     Total EBIT of reporting segments                                170,559        156,166        331,283        304,663
     Corporate expenses                                               (4,938)        (1,101)        (8,347)        (4,124)
     Interest expense                                                (59,275)       (58,781)      (114,893)      (117,210)
     Interest income                                                   2,547          2,112          5,376          5,062
                                                                   ---------      ---------      ---------      ---------
     Total income before income taxes and minority interest        $ 108,893      $  98,396      $ 213,419      $ 188,391
                                                                   =========      =========      =========      =========
Depreciation and amortization
     Total depreciation and amortization of reporting segments        81,304         72,612        160,265        142,760
     Corporate depreciation and amortization                             531            410            936            844
                                                                   ---------      ---------      ---------      ---------
Total depreciation and amortization                                $  81,835      $  73,022      $ 161,201      $ 143,604
                                                                   =========      =========      =========      =========

                            FRESENIUS MEDICAL CARE AG
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)

9.       SUPPLEMENTARY CASH FLOW INFORMATION

         The following additional information is provided with respect to the condensed consolidated statements of cash flows:

                                                                                (IN THOUSANDS)
                                                                             2001           2000
                                                                         -----------     -----------
Supplementary cash flow information:
     Cash paid for interest                                              $   110,123     $   102,036
                                                                         -----------     -----------
     Cash paid for income taxes                                          $    14,939     $    16,641
                                                                         -----------     -----------
Supplemental disclosures of cash flow information:
     Details for acquisitions:
     Assets acquired                                                     $   441,651     $   258,095
     Liabilities assumed                                                      48,905          37,109
     Notes assumed in connection with acquisition                            138,799              44
     Preference shares issued in connection with acquisition                  99,479               -
                                                                         -----------     -----------
     Cash paid                                                               154,468         220,942
     Less cash acquired                                                           60           4,625
                                                                         -----------     -----------
     Net cash paid for acquisitions                                      $   154,408     $   216,317
                                                                         ===========     ===========

10.      SUBSEQUENT EVENTS

         On July 2, 2001, Fresenius Medical Care Cardiovascular Resources Holding, Inc. ("FMC-CVR") completed the acquisition of Edwards Lifesciences Cardiovascular Resources, Inc., a leading provider of perfusion and related cardiovascular services in the United States. FMC-CVR is an affiliate owned 45% by the Company. Fresenius Medical Care North America will provide the management and staffing of the company.

11.      SUPPLEMENTAL CONDENSED COMBINING INFORMATION

         FMC Trust Finance S.a.r.l. Luxembourg and FMC Trust Finance S.a.r.l. Luxembourg- III, each of which is a wholly-owned subsidiary of FMC, are the obligors on senior subordinated debt securities which are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by FMC and by Fresenius Medical Care Deutschland GmbH ("D-GmbH"), a wholly-owned subsidiary of FMC, and by FMCH, a substantially wholly-owned subsidiary of FMC (D-GmbH and FMCH being "Guarantor Subsidiaries"). The following combining financial information for the Company is as of June 30, 2001 and December 31, 2000 and for the six months ended June 30, 2001 and 2000, segregated between FMC, D-GmbH, FMCH and each of the Company's other businesses (the "Non-Guarantor Subsidiaries"). For purposes of the condensed combining information, FMC and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received. Separate financial statements and other disclosures concerning D-GmbH are not presented herein because management believes that they are not material to investors. FMCH is currently subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and in accordance therewith files consolidated financial statements with the United States Securities and Exchange Commission.

                            FRESENIUS MEDICAL CARE AG
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)


         Additionally dividends from FMCH, a wholly-owned subsidiary, are limited as a result of a restriction on dividends from its subsidiary, National Medical Care, Inc., and its subsidiaries. As a result of this restriction, parent company only financial information is presented under the column FMC AG.

                            FRESENIUS MEDICAL CARE AG
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)
               (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

                                                                For the six month period ended June 30, 2001
                                             ------------------------------------------------------------------------------------
                                                            Guarantor Subsidiaries
                                                           ------------------------    Non-Guarantor    Combining       Combined
                                                FMC AG         D-GmbH       FMCH       Subsidiaries     Adjustment        Total
                                             ----------    ----------    ----------    ------------     ----------      ----------
Net revenue                                  $       --    $  288,797    $       --     $2,369,187     $ (297,214)     $2,360,770
Cost of revenue                                      --       174,654            --      1,681,199       (294,964)      1,560,889
                                             ----------    ----------    ----------     ----------     ----------      ----------
     Gross profit                                    --       114,143            --        687,988         (2,250)        799,881
                                             ----------    ----------    ----------     ----------     ----------      ----------
Operating expenses:
     Selling, general and administrative          6,663        45,097            --        410,327         (1,478)        460,609
     Research and development                        --        13,127            --          3,209             --          16,336
                                             ----------    ----------    ----------     ----------     ----------      ----------
Operating (loss) income                          (6,663)       55,919            --        274,452           (772)        322,936
                                             ----------    ----------    ----------     ----------     ----------      ----------
Other (income) expense:
     Interest, net                                1,655         2,032        29,356         83,625         (7,151)        109,517
     Other, net                                (144,619)       31,696       (71,427)            --        184,350              --
                                             ----------    ----------    ----------     ----------     ----------      ----------
Income before income taxes and
     minority interest                          136,301        22,191        42,071        190,827       (177,971)        213,419
     Income tax expense                          20,179        20,667       (11,742)        78,558        (11,163)         96,499
                                             ----------    ----------    ----------     ----------     ----------      ----------
Income before minority interest                 116,122         1,524        53,813        112,269       (166,808)        116,920
Minority interest                                    --            --            --             --            798             798
                                             ----------    ----------    ----------     ----------     ----------      ----------
Net income                                   $  116,122    $    1,524    $   53,813     $  112,269     $ (167,606)     $  116,122
                                             ==========    ==========    ==========     ==========     ==========      ==========


                                                                For the six month period ended June 30, 2000
                                             ------------------------------------------------------------------------------------
                                                            Guarantor Subsidiaries
                                                           ------------------------   Non-Guarantor    Combining       Combined
                                                FMC AG         D-GmbH       FMCH       Subsidiaries     Adjustment        Total
                                             ----------    ----------    ----------    ------------     ----------      ----------
Net revenue                                  $        -    $  276,086    $        -     $ 2,003,740    $  (241,806)    $ 2,038,020
Cost of revenue                                       -       158,689             -       1,397,851       (235,973)      1,320,567
                                             ----------    ----------    ----------    ------------     ----------      ----------
     Gross profit                                     -       117,397             -         605,889         (5,833)        717,453
                                             ----------    ----------    ----------    ------------     ----------      ----------
Operating expenses:
     Selling, general and administrative          4,284        46,260             -         352,138         (1,418)        401,264
     Research and development                         -        12,336             -           3,314              -          15,650
                                             ----------    ----------    ----------    ------------     ----------      ----------
Operating (loss) income                          (4,284)       58,801             -         250,437         (4,415)        300,539
                                             ----------    ----------    ----------    ------------     ----------      ----------
Other (income) expense:
     Interest, net                                 (512)        3,417        29,348          79,895              -         112,148
     Other, net                                (131,481)       33,350       (65,872)              -        164,003               -
                                             ----------    ----------    ----------    ------------     ----------      ----------
Income (loss) before income taxes and
     minority interest                          127,709        22,034        36,524         170,542       (168,418)        188,391
     Income tax expense (benefit)                24,596        23,718       (11,739)         79,326        (24,017)         91,883
                                             ----------    ----------    ----------    ------------     ----------      ----------
Income (loss) before minority interest          103,113        (1,683)       48,263          91,216       (144,401)         96,508
Minority interest                                     -             -             -               -          1,513           1,513
                                             ----------    ----------    ----------    ------------     ----------      ----------
Net income (loss)                            $  103,113    $   (1,683)   $   48,263     $    91,216    $  (145,914)    $    94,995
                                             ==========    ==========    ==========     ===========    ===========     ===========

                            FRESENIUS MEDICAL CARE AG
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)
               (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

                                                                                        At June 30, 2001
                                                     ------------------------------------------------------------------------------
                                                                    Guarantor Subsidiaries  Non-Guarantor  Combining     Combined
                                                         FMC AG      D-GmbH        FMCH     Subsidiaries   Adjustment      Total
                                                     -----------  -----------  -----------  ------------  -----------   -----------
Current assets:
     Cash and cash equivalents                       $        15  $       330  $        --  $    76,892   $        --   $    77,237
     Trade accounts receivable, less allowance for
          doubtful accounts                                   --       74,034           --      816,566            --       890,600
     Accounts receivable from related parties            278,670      180,557       60,850      532,684    (1,002,337)       50,424
     Inventories                                              --       76,225           --      304,384       (32,751)      347,858
     Prepaid expenses and other current assets            12,626       28,503           --      236,875         1,424       279,428
     Deferred taxes                                          315           --           --      118,706        13,739       132,760
                                                     -----------  -----------  -----------  -----------   -----------   -----------
          Total current assets                           291,626      359,649       60,850    2,086,107    (1,019,925)    1,778,307

Property, plant and equipment, net                           155       48,141           --      765,237       (16,136)      797,397
Intangible assets, including goodwill, net                 1,164        4,754           --    3,714,512            --     3,720,430
Investments in unconsolidated subsidiaries             2,914,454          922    2,638,312      (41,009)   (5,496,930)       15,749
Loans to related parties                                  78,218           --      185,529      953,421    (1,216,561)          607
Deferred taxes                                                --           --           --       10,637        10,400        21,037
Other assets                                              13,989       10,203        9,943       93,725            --       127,860
Other assets                                           3,006,661       11,125    2,833,784    1,006,137    (6,713,491)      144,216
                                                     -----------  -----------  -----------  -----------   -----------   -----------
     Total assets                                    $ 3,299,606  $   423,669  $ 2,894,634  $ 7,582,630   $(7,739,152)  $ 6,461,387
                                                     ===========  ===========  ===========  ===========   ===========   ===========
Current liabilities:
     Accounts payable                                $       134  $    12,546  $        --  $   187,772   $        --   $   200,452
     Accounts payable to related parties                  86,491      197,329      294,519      498,720      (984,833)       92,226
     Accrued expenses and other current liabilities        8,699       55,635           --      359,509         4,384       428,227
     Short-term borrowings                                    --          212           --      129,227            --       129,439
     Short-term borrowings from related parties               --           --       17,504       67,527       (17,504)       67,527
     Current portion of long-term debt and capital
          lease obligations                                   --          121           --      162,849            --       162,970
     Income tax payable                                   89,008           --           --       52,000            --       141,008
     Deferred taxes                                           --        3,954           --       16,005         2,118        22,077
                                                     -----------  -----------  -----------  -----------   -----------   -----------
          Total current liabilities                      184,332      269,797      312,023    1,473,609      (995,835)    1,243,926

Long term debt and capital lease obligations, less
     current portion                                     248,911        1,512      827,099      749,750    (1,090,846)      736,426
Long term borrowings from related parties                125,932           --           --         (217)     (125,715)           --
Other liabilities                                             --        1,838           --       93,184         4,780        99,802
Pension liabilities                                          329       23,991           --       46,308            --        70,628
Deferred taxes                                               763        2,572           --      128,912            --       132,247
Company obligated mandatorily redeemable
     preferred securities of subsidiary Fresenius
     Medical Care Capital Trusts holding solely
     Company guaranteed debentures of subsidiary              --           --           --    1,419,471            --     1,419,471
Minority interest                                             --           --       16,318           --         3,230        19,548
                                                     -----------  -----------  -----------  -----------   -----------   -----------
          Total liabilities                              560,267      299,710    1,155,440    3,911,017    (2,204,386)    3,722,048

Shareholders' equity:                                  2,739,339      123,959    1,739,194    3,671,613    (5,534,766)    2,739,339
                                                     -----------  -----------  -----------  -----------   -----------   -----------
     Total liabilities and shareholders' equity      $ 3,299,606  $   423,669  $ 2,894,634  $ 7,582,630   $(7,739,152)  $ 6,461,387
                                                     ===========  ===========  ===========  ===========   ===========   ===========

                            FRESENIUS MEDICAL CARE AG
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                    At December 31, 2001
                                                     -----------------------------------------------------------------------------
                                                                    Guarantor Subsidiaries Non-Guarantor  Combining     Combined
                                                        FMC AG      D-GmbH        FMCH     Subsidiaries   Adjustment      Total
                                                     -----------  -----------  ----------- ------------  -----------   -----------
Current assets:
     Cash and cash equivalents                       $       137  $       100  $        --  $    64,340  $        --   $    64,577
     Trade accounts receivable, less allowance for
          doubtful accounts                                   --       72,775           --      680,899           --       753,674
     Accounts receivable from related parties            132,463      193,640       51,487      531,874     (863,347)       46,117
     Inventories                                              --       67,988           --      286,199      (33,953)      320,234
     Prepaid expenses and other current assets             2,539       20,237           --      190,326        1,424       214,526
     IDPN accounts receivable                                 --           --           --        5,189           --         5,189
     Deferred taxes                                          388        1,945           --      156,732       18,029       177,094
                                                     -----------  -----------  -----------  -----------  -----------   -----------
          Total current assets                           135,527      356,685       51,487    1,915,559     (877,847)    1,581,411
Property, plant and equipment, net                           205       49,460           --      705,353      (16,025)      738,993
Intangible assets, including goodwill, net                   789        6,006           --    3,468,261           --     3,475,056
Loans to related parties                                  78,206           --      185,529      827,099   (1,090,834)           --
Deferred taxes                                                --        3,011           --       13,949       10,245        27,205
Other assets                                           2,681,199       12,119    2,589,842      117,641   (5,244,513)      156,288
                                                     -----------  -----------  -----------  -----------  -----------   -----------
     Total assets                                    $ 2,895,926  $   427,281  $ 2,826,858  $ 7,047,862  $(7,218,974)  $ 5,978,953
                                                     ===========  ===========  ===========  ===========  ===========   ===========
Current liabilities:
     Accounts payable                                $       506  $    16,356  $        --  $   186,512  $        --   $   203,374
     Accounts payable to related parties                 113,406      180,997      257,566      372,978     (847,124)       77,823
     Accrued expenses and other current liabilities        9,740       52,916           --      328,395          589       391,640
     Note payable related to settlement                       --           --           --       85,920           --        85,920
     Short-term borrowings                                   627          465           --      105,500           --       106,592
     Short-term borrowings from related parties               --           --           --      218,333           --       218,333
     Current portion of long-term debt and capital
          lease obligations                                   --          516           --      167,715           --       168,231
     Income tax payable                                   87,277           --           --       30,295           --       117,572
     Deferred taxes                                          223        6,102           --       11,902        2,740        20,967
                                                     -----------  -----------  -----------  -----------  -----------   -----------
          Total current liabilities                      211,779      257,352      257,566    1,507,550     (843,795)    1,390,452
Long term debt and capital lease obligations, less
     current portion                                       4,206        1,882      843,322      915,479   (1,107,057)      657,832
Other liabilities                                             --        3,688           --       23,312        4,464        31,464
Pension liabilities                                          327       24,682           --       44,961           --        69,970
Deferred taxes                                               864        5,238           --      170,385           --       176,487
Company obligated mandatorily redeemable
     preferred securities of subsidiary Fresenius
     Medical Care Capital Trusts holding solely
     Company guaranteed debentures of subsidiary              --           --           --      952,727           --       952,727
Minority interest                                             --           --       16,318           --        4,953        21,271
                                                     -----------  -----------  -----------  -----------  -----------   -----------
     Total liabilities                                   217,176      292,842    1,117,206    3,614,414   (1,941,435)    3,300,203
Shareholders' equity:                                  2,678,750      134,439    1,709,652    3,433,448   (5,277,539)    2,678,750
                                                     -----------  -----------  -----------  -----------  -----------   -----------
     Total liabilities and shareholders' equity      $ 2,895,926  $   427,281  $ 2,826,858  $ 7,047,862  $(7,218,974)  $ 5,978,953
                                                     ===========  ===========  ===========  ===========  ===========   ===========

                            FRESENIUS MEDICAL CARE AG
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)
               (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)



                                                                           For the six month period ended June 30, 2001
                                                              ---------------------------------------------------------------------
                                                                         Guarantor Subsidiaries
                                                                         ----------------------
                                                                                                 Non-Guarantor Combining  Combined
                                                               FMC AG      D-GmbH       FMCH     Subsidiaries  Adjustment   Total
                                                              ---------   ---------   ---------  ------------- ---------- ---------
Operating Activities:
  Net income                                                  $ 116,122   $   1,524   $  53,813   $  40,842   $ (96,179)  $ 116,122
  Adjustments to reconcile net (loss) income to
  net cash and cash equivalents provided by
  (used in) operating activities:
  Equity affiliate income                                       (84,869)         --     (71,427)     71,427      84,869          --
     Depreciation and amortization                                  936       9,214          --     153,265      (2,214)    161,201
     Change in deferred taxes, net                                 (200)        750          --      14,029       8,954      23,533
     Gain on sale of fixed assets                                    --        (359)         --         571          --         212
     Compensation expense related to stock options                2,077          --          --          --          --       2,077
  Changes in assets and liabilities, net of amounts from
     businesses acquired or disposed of:
     Trade accounts receivable, net                                  --      (8,169)         --    (105,682)         --    (113,851)
     Inventories                                                     --     (15,112)         --     (19,850)        632     (34,330)
     Prepaid expenses and other current and
          non-current assets                                    (16,652)    (10,683)        746     (15,269)      9,199     (32,659)
     Accounts receivable from/payable to related parties        (34,478)     30,884      28,870      (3,573)    (12,256)      9,447
     Accounts payable, accrued expenses and other current
          and non-current liabilities                            (5,179)      4,412          --     (23,180)      5,126     (18,821)
     Income taxes payable                                        10,030          --     (11,742)     34,353          --      32,641
                                                              ---------   ---------   ---------   ---------   ---------   ---------
          Net cash provided by operating activities             (12,213)     12,461         260     146,933      (1,869)    145,572
                                                              ---------   ---------   ---------   ---------   ---------   ---------
  Investing Activities:
     Purchases of property, plant and equipment                    (720)    (12,037)         --    (122,245)      2,333    (132,669)
     Proceeds from sale of property, plant and equipment             24         696          --      14,071          --      14,791
     Loans to related parties                                  (245,000)         --          --     245,000          --          --
     Acquisitions and investments, net of cash acquired         (52,570)        (57)         --    (150,555)     48,774    (154,408)
                                                              ---------   ---------   ---------   ---------   ---------   ---------
          Net cash used in investing activities                (298,266)    (11,398)         --     (13,729)     51,107    (272,286)
                                                              ---------   ---------   ---------   ---------   ---------   ---------
  Financing activities:
     Short-term borrowings, net                                    (605)       (224)         --    (122,165)         --    (122,994)
     Payments on obligation related to settlement                    --          --          --     (85,920)         --     (85,920)
     Long-term debt and capital lease obligations, net          373,279        (586)         --    (429,516)         --     (56,823)
     Increase of accounts receivable securitization program          --          --          --      10,868          --      10,868
     Proceeds from exercise of options                              611          --          --          --          --         611
     Proceeds from issuance of trust preferred securities            --          --          --     477,590      (6,992)    470,598
     Capital Increase of Non-Guarantor-Subsidiaries                  --          --          --      48,560     (48,560)         --
     Dividends paid                                             (65,782)         --        (260)     (4,713)      4,973     (65,782)
     Change in minority interest                                     --          --          --          --      (1,546)     (1,546)
                                                              ---------   ---------   ---------   ---------   ---------   ---------
          Net cash provided by financing activities             307,503        (810)       (260)   (105,296)    (52,125)    149,012
                                                              ---------   ---------   ---------   ---------   ---------   ---------
  Effect of exchange rate changes on cash and
     cash equivalents                                             2,854         (23)         --     (15,356)      2,887      (9,638)
  Cash and Cash Equivalents:
  Net increase in cash and cash equivalents                        (122)        230          --      12,552          --      12,660
  Cash and cash equivalents at beginning of period                  137         100          --      64,340          --      64,577
                                                              ---------   ---------   ---------   ---------   ---------   ---------
  Cash and cash equivalents at end of period                  $      15   $     330   $      --   $  76,892   $      --   $  77,237
                                                              =========   =========   =========   =========   =========   =========

                            FRESENIUS MEDICAL CARE AG
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)
               (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)



                                                                         For the six month period ended June 30, 2000
                                                            -----------------------------------------------------------------------
                                                                        Guarantor Subsidiaries
                                                                        --------- -----------  Non-Guarantor Combining    Combined
                                                               FMC AG     D-GmbH       FMCH    Subsidiaries  Adjustment     Total
                                                            ---------   ---------   ---------  ------------  ----------   ---------
Operating Activities:
  Net income (loss)                                         $ 103,113   $  (1,683)  $  48,263    $  91,216   $(145,914)   $  94,995
  Adjustments to reconcile net income (loss) to
  net cash and cash equivalents provided by
  (used in) operating activities:
  Equity affiliate income                                     (66,585)         --     (65,872)          --     132,457           --
     Depreciation and amortization                                844      10,350          --      133,828      (1,418)     143,604
     Change in deferred taxes, net                             (3,255)     (1,728)         --       34,155       1,392       30,564
     Gain (loss) on sale of fixed assets                           --      (1,174)         --          493          --         (681)
  Changes in assets and liabilities, net of
     amounts from businesses acquired or
     disposed of:
     Trade accounts receivable, net                                --        (601)         --     (100,032)         --     (100,633)
     Inventories                                                   --     (12,832)         --      (11,676)      3,441      (21,067)
     Prepaid expenses and other current and
          non-current assets                                   (5,416)     (7,489)        746       19,572       2,697       10,110
     Accounts receivable from/payable to related parties          463      14,020      27,961      (32,370)      4,328       14,402
     Accounts payable, accrued expenses and other current
          and non-current liabilities                           1,262      13,977          --      (48,278)        971      (32,068)
     Income taxes payable                                      18,072          63     (11,739)      25,127          --       31,523
                                                            ---------   ---------   ---------    ---------   ---------    ---------
          Net cash provided by (used in) operating
               activities                                      48,498      12,903        (641)     112,035      (2,046)     170,749
                                                            ---------   ---------   ---------    ---------   ---------    ---------
  Investing Activities:
     Purchases of property, plant and equipment                   (37)    (10,897)         --      (81,376)      1,421      (90,889)
     Proceeds from sale of property, plant and equipment           --       2,096          --        4,976          --        7,072
     Acquisitions and investments, net of cash acquired        (2,741)     (2,804)         --     (212,844)      2,072     (216,317)
     Repayment of loans by related parties                      8,524          --          --       (8,524)         --           --
                                                            ---------   ---------   ---------    ---------   ---------    ---------
          Net cash used in investing activities                 5,746     (11,605)         --     (297,768)      3,493     (300,134)
                                                            ---------   ---------   ---------    ---------   ---------    ---------
  Financing activities:
     Short-term borrowings, net                              (345,133)        (25)         --      307,638          --      (37,520)
     Payments on obligation related to settlement                  --          --          --     (319,253)         --     (319,253)
     Long-term debt and capital lease obligations, net             --      (1,067)        901      188,965          --      188,799
     Proceeds from issuance of preference shares              344,215          --          --           --          --      344,215
     Proceeds from increase of accounts receivable
          securitization program                                   --          --          --       17,192          --       17,192
     Proceeds from exercise of options                            120          --          --           --          --          120
     Capital Increase of Non-Guarantor-Subsidiaries                --          --          --          741        (741)          --
     Dividends paid                                           (51,229)         --          --           --          --      (51,229)
     Change in minority interest                                   --          --        (260)          --        (706)        (966)
                                                            ---------   ---------   ---------    ---------   ---------    ---------
          Net cash (used in) provided by
          financing activities                                (52,027)     (1,092)        641      195,283      (1,447)     141,358
                                                            ---------   ---------   ---------    ---------   ---------    ---------
  Effect of exchange rate changes on cash and cash
          equivalents                                          (1,735)         18          --          777          --         (940)
  Cash and Cash Equivalents:
  Net increase in cash and cash equivalents                       482         224          --       10,327          (0)      11,033
  Cash and cash equivalents at beginning of period                155          37          --       34,568          --       34,760
                                                            ---------   ---------   ---------    ---------   ---------    ---------
  Cash and cash equivalents at end of period                $     637   $     261   $      --    $  44,895   $      (0)   $  45,793
                                                            =========   =========   =========    =========   =========    =========

                                     PART I
                              FINANCIAL INFORMATION
                                     ITEM 2

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000

THE COMPANY

         Fresenius Medical Care AG was created by the conversion of Sterilpharma GmbH, a limited liability company under German law organized in 1975, into a stock corporation under German law (Aktiengesellschaft). A shareholder's meeting on April 17, 1996 adopted the resolutions for this conversion and the commercial register registered the conversion on August 5, 1996.

         On September 30, 1996, we consummated a series of transactions under an Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius AG and W.R. Grace, which we refer to as "our formation" or the "Merger" elsewhere in this report. Pursuant to that agreement, Fresenius AG contributed Fresenius Worldwide Dialysis, its global dialysis business, including its controlling interest in Fresenius USA, Inc., in exchange for 35,210,000 Fresenius Medical Care Ordinary shares. Thereafter, we acquired:

         - all of the outstanding common stock of W.R. Grace, whose sole business at the time of the transaction consisted of National Medical Care, Inc., its global dialysis business, in exchange for 31,360,000 Ordinary shares; and

         - the publicly-held minority interest in Fresenius USA, in exchange for 3,430,000 Ordinary shares.

         Effective October 1, 1996, we contributed all our shares in Fresenius USA to Fresenius Medical Care Holdings, which conducts business under the trade name Fresenius Medical Care North America, and which is the holding company for all of our operations in the U.S. and Canada and manufacturing operations in Mexico.

         You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG in conjunction with our historical condensed consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competitive and financial conditions include forward-looking statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward looking statements express or imply.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The tables below present disaggregated information for our Company. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

         This section contains forward-looking statements. We made these forward-looking statements based on our management's expectations and beliefs concerning future events which may affect us, but we cannot assure that such events will occur or that the results will be as anticipated. Such statements include the matters referred to in the Introduction of our 2000 Annual Report on Form 20-F.

                                     PART I
                              FINANCIAL INFORMATION
                                     ITEM 2
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000 - (CONTINUED)

         Our businesses operate in highly competitive markets and are subject to changes in business, economic and competitive conditions. Our business is subject to:

         -        intense competition;

         -        foreign exchange rate fluctuations;

         -        varying degrees of acceptance of new product introductions;

         -        changes in reimbursement rates;

         -        technological developments in our industry;

         -        uncertainties in litigation or investigative proceedings,

         -        regulatory developments in the health care sector; and

         -        the availability of financing.

         Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

         Developments in any of these areas, which are more fully described elsewhere in Part I, Items 3 and 8, and in "Item 5 - Operating and Financial Review and Prospects" in our 2000 Annual Report on Form 20-F, each of which is incorporated into this section by reference, could cause our results to differ materially from the results that have been or may be projected by or on our behalf.

OVERVIEW

         Each segment for which information is presented below engages primarily in providing kidney dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally the North America segment performs clinical laboratory testing and renal diagnostic services. The United States operations of Fresenius Medical Care Deutschland GmbH, which had previously been included in the International segment, are now included in the North America segment. All prior periods were restated to reflect this change as of January 1, 2001. Our management board member responsible for the profitability and cash flow of each segment's various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States.

         Our management evaluates each segment using a measure that reflects all of the segment's controllable revenues and expenses. Our management believes the most appropriate measure in this regard is earnings before interest and taxes, or EBIT, which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest cost relating to financing as a segment measurement. We also regard income taxes to be outside the segment's control. In addition to EBIT, our management also believes that earnings before interest, taxes, depreciation and amortization, or EBITDA, is helpful for investors as a measurement of the segment's and our company's ability to generate cash and to service our financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in our senior credit agreement and the indentures relating to our outstanding trust preferred securities.

                                     PART I
                              FINANCIAL INFORMATION
                                     ITEM 2
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000 - (CONTINUED)


         You should not consider EBITDA to be an alternative to net earnings determined in accordance with generally accepted accounting principles or to cash flow from operations, investing activities or financing activities or as a measure of cash flows. We believe our EBIT calculation is the functional equivalent of operating income. Because all companies do not calculate EBITDA and EBIT consistently, the presentation in this report may not be comparable to other similarly titled measures of other companies.

         We generated approximately 40% of our worldwide revenue for the first six months of 2001 from sources subject to regulations under U.S. government health care programs. In the past, U.S. budget deficit reduction and health care reform measures have changed the reimbursement rates under these programs, including the Medicare composite rate, the reimbursement rate for EPO, and the reimbursement rates for other dialysis and non-dialysis related services and products, as well as other material aspects of these programs, and they may change in the future.

         We also derive a significant portion of our net revenues from reimbursement by non-government payors. Historically, these payors' reimbursement rates generally have been higher than government program rates in their respective countries. However, non-governmental payors are imposing cost containment measures that are creating significant downward pressure on reimbursement levels that we receive for our services and products.

         Our business, financial position and results of operations could also be materially adversely affected by whistleblower actions or by an adverse outcome in the pending litigation concerning the implementation of certain provisions of OBRA 93 relating to the coordination of benefits between Medicare and employer health plans in the case of certain dual eligible ESRD patients. See Part II Item 1 -- "Legal Proceedings."

RESULTS OF OPERATIONS

         The following tables summarize our financial performance and certain operating results by principal business segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment.

                                     PART I
                              FINANCIAL INFORMATION
                                     ITEM 2
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000 - (CONTINUED)

                                      For the three
                                         months
                                      ended June 30,
                                  --------------------
                                       (unaudited)
                                      (in millions)
                                    2001         2000
                                  -------      -------
Total revenue
     North America                $   902      $   759
     International                    305          284
                                  -------      -------
          Totals                    1,207        1,043
                                  -------      -------
Inter-segment revenue
     North America                     --           --
     International                      6            6
                                  -------      -------
          Totals                        6            6
                                  -------      -------
Total net revenue
     North America                    902          759
     International                    299          278
                                  -------      -------
          Totals                    1,201        1,037
                                  -------      -------
EBITDA
     North America                    183          163
     International                     68           66
     Corporate                         (4)          (1)
                                  -------      -------
          Totals                      247          228
                                  -------      -------
Amortization and depreciation
     North America                     62           55
     International                     18           18
     Corporate                          1           --
                                  -------      -------
          Totals                       81           73
                                  -------      -------
EBIT
     North America                    121          108
     International                     50           48
     Corporate                         (5)          (1)
                                  -------      -------
          Totals                      166          155
                                  -------      -------
Interest income                         2            2
Interest expense                      (59)         (59)
Income tax expense                    (47)         (47)
Minority interest                      --           (1)
                                  -------      -------
Net income                        $    62      $    50
                                  =======      =======

                                     PART I
                              FINANCIAL INFORMATION
                                     ITEM 2
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000 - (CONTINUED)

                                       For the six
                                         months
                                      ended June 30,
                                  --------------------
                                       (unaudited)
                                      (in millions)
                                    2001        2000
                                  -------      -------
Total revenue
     North America                $ 1,770      $ 1,502
     International                    603          550
                                  -------      -------
          Totals                    2,373        2,052
                                  -------      -------
Inter-segment revenue
     North America                      1            1
     International                     11           13
                                  -------      -------
          Totals                       12           14
                                  -------      -------
Total net revenue
     North America                  1,769        1,501
     International                    592          537
                                  -------      -------
          Totals                    2,361        2,038
                                  -------      -------
EBITDA
     North America                    354          317
     International                    137          130
     Corporate                         (7)          (3)
                                  -------      -------
          Totals                      484          444
                                  -------      -------
Amortization and depreciation
     North America                    124          110
     International                     36           32
     Corporate                          1            1
                                  -------      -------
          Totals                      161          143
                                  -------      -------
EBIT
     North America                    230          207
     International                    101           98
     Corporate                         (8)          (4)
                                  -------      -------
          Totals                      323          301
                                  -------      -------
Interest income                         5            5
Interest expense                     (115)        (117)
Income tax expense                    (96)         (92)
Minority interest                      (1)          (2)
                                  -------      -------
Net income                        $   116      $    95
                                  =======      =======

                                     PART I
                              FINANCIAL INFORMATION
                                     ITEM 2
        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                 RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED
                     JUNE 30, 2001 AND 2000 -- (CONTINUED)


THREE MONTHS ENDED JUNE 30, 2001 COMPARED TO THREE MONTHS ENDED JUNE 30, 2000

     Net revenues for the three months ended June 30, 2001 increased by 16% (18% at constant exchange rates) to $1,201 million from $1,037 million for the comparable period in 2000. Net income for the second quarter of 2001 was $62 million as compared to $50 million in 2000. The gross profit margin decreased from 35% to 34% in the second quarter 2001 as compared to the second quarter 2000. This was mainly due to the integration of Everest which, when acquired, had lower margins than the Company as a whole.

     Earnings per Ordinary share were $0.64 compared to $0.56 for the same period in the prior year.

     At June 30, 2001 we owned and operated 1,367 clinics compared to 1,351 at March 31, 2001. During the quarter we acquired 11 clinics with 1,603 patients, opened 10 clinics and disposed of 5 clinics.

     The number of patients treated in clinics that we own and operate increased to 102,000 at June 30, 2001 from 98,600 at March 31, 2001. Approximately 3,800,000 treatments were provided in the second quarter of this year; an increase of 20% from 3,170,000 for the comparable period in 2000. Average revenue per treatment increased from $230 in the second quarter of last year to $233 for the same period this year.

     The following discussion pertains to our business segments and the measures we use to manage these segments:


   NORTH AMERICA SEGMENT

     Revenue. Net revenue for the North America segment for the three months ended June 30, 2001 grew by 19% from $759 million to $902 million. Dialysis care revenue increased by 21% to $780 million as a result of base business growth of 9% and the positive impact of acquisitions we made in 2000 and 2001 of 12%. Of the total dialysis care revenue increase, $68 million is attributable to the Everest acquisition. The increase in dialysis care revenue also resulted primarily from a $37 million (6%) increase in the number of treatments and an increase in revenue per treatment of approximately $18 million (3%) as a result of the impact of increased Medicare reimbursement rates. Medicare reimbursement rates increased 1.2% as of January 1, 2001 due to legislation passed in January 2000. Additional legislation passed during the fourth quarter 2000 provided for an additional 1.2% rate increase. However, this second increase was delayed until April 1, 2001 when rates were increased 1.6% to make up for this delay. Dialysis products revenues increased 7% to $123 million. The 7% increase in dialysis product revenue is a result of an increase in sales volume offset by a shift in product mix from reuse dialyzers to non-reuse.

     During the quarter ended June 30, 2001, 75,600 patients were treated in the 1,005 clinics we own, operate or manage in the North America segment, compared to 74,200 patients treated in 1,000 clinics during the quarter ended March 31, 2001. The average revenue per treatment excluding laboratory testing revenue increased from $262 for the three months ended June 30, 2000 to $273 for the same period in 2001. Including laboratory testing, the average revenue per treatment for the same period increased from $274 to $282.

     EBITDA. EBITDA for the North America segment grew by 12% due to increased treatment volume, improved treatment rates, increased ancillary services, and increased earnings from laboratory testing. There was a decrease in EBITDA margin of 1%. This was mainly the result of the integration of Everest discussed previously.

                                     PART I
                              FINANCIAL INFORMATION
                                     ITEM 2
        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                 RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED
                     JUNE 30, 2001 AND 2000 -- (CONTINUED)


     Amortization and Depreciation. Amortization and depreciation decreased slightly as a percentage of revenue in 2001.

     EBIT. EBIT for the North America segment increased by 12% due to the increase in EBITDA and the positive impact of the decreased percentage of amortization and depreciation to revenue as previously mentioned. EBIT margins decreased 1% for the same reasons stated above in the EBITDA section.


   INTERNATIONAL SEGMENT

     Revenue. Net revenue for the International segment during the three months ended June 30, 2001 increased by 7% (15% at constant exchange rates) from $278 million in 2000 to $299 million in 2001. Base business grew 8% at constant exchange rates compared to last year, but these gains were offset by currency fluctuations. Including the effects of acquisitions, Asia Pacific region revenue increased $5 million or 13% (26% at constant exchange rates), and Latin America region revenue increased $10 million or 19% (25% at constant exchange rates). Acquisitions closed after June 30, 2000 contributed $21 million, approximately $9 million in the European region, $7 million in the Latin America region and $5 million in Asia Pacific.

     Total dialysis care revenue increased by 23% (30% at constant exchange rates) to $103 million in 2001 from $84 million in the prior year. This increase is a result of base business growth, consisting of an approximate $10 million (13%) increase in the number of dialysis care treatments, combined with an approximate $18 million (22%) increase from acquisitions, offset by an approximate $4 million (5%) from exchange rate fluctuations and $5 million (7%) from decreasing prices caused by increased sales from Latin America and Asia Pacific, which are regions with lower reimbursement rates.

     In the second quarter of this year, 26,400 patients were treated in the 362 clinics we own, operate or manage in the International segment compared to 24,400 in 350 clinics at March 31, 2001.

     Total dialysis product revenue for 2001 increased by 1% (9% at constant exchange rates) to $196 million. Product volume increased by approximately $21 million (11%) which was offset by lower average pricing of approximately $6 million (3%). Product revenue increase was further offset by approximately $17 million (8%) due to exchange rate fluctuations. Acquisitions contributed approximately $3 million (1%) to total product revenue.

     EBITDA. EBITDA for the International segment for 2001 grew by $2 million or 4% (12% at constant exchange rates) from $66 million to $68 million primarily due to the increased revenue noted above. EBITDA margin decreased 1% due to costs incurred for peritoneal dialysis business expansion in Japan.

     EBIT. EBIT for the International segment for 2001 increased by 3% (11% at constant exchange rates) from $48 million to $50 million due to the increased EBITDA mentioned above and stable depreciation and amortization. EBIT margin decreased 1% due to the same factors responsible for the decrease in EBITDA margin.


   THE FOLLOWING DISCUSSIONS PERTAIN TO OUR TOTAL COMPANY.

     Interest. Interest expense for the quarter ending June 30, 2001 increased slightly compared to the same period in 2000. This is mainly due to the increase of debt in connection with the Everest acquisition.

     Income Taxes. The effective tax rate for the second quarter of 2001 was below the 2000 rate mainly due to German tax reform made effective January 1, 2001 and lower non-deductible amortization of goodwill relating to acquisitions compared to the same period in 2000.

                                     PART I
                              FINANCIAL INFORMATION
                                     ITEM 2
        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                 RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED
                     JUNE 30, 2001 AND 2000 -- (CONTINUED)


SIX MONTHS ENDED JUNE 30, 2001 COMPARED TO SIX MONTHS ENDED JUNE 30, 2000

     Net revenues for the six months ended June 30, 2001 increased by 16% (18% at constant exchange rates) to $2,361 million from $2,038 million for the comparable period in 2000. Net income for the first six months of 2001 was $116 million, an increase of $21 million from net income of $95 million for the comparable period in 2000. Earnings per Ordinary share were $1.20 as compared to $1.11 for the same period in the prior year.

     The following discussions pertain to our business segments and the measures we use to manage these segments.


   NORTH AMERICA SEGMENT

     Revenue. Net revenue for the North America segment for the six months ended June 30, 2001 grew by 18% from $1,501 million to $1,769 million. This was a result of a 21% increase in dialysis care revenue from $1,270 to $1,534 million while dialysis products increased 2% from $231 million to $235 million. The increase in dialysis care revenue resulted primarily from a $78 million (6%) increase in the number of treatments and an increase in revenue per treatment of approximately $28 million (3%) as a result of the impact of increased Medicare reimbursement rates and improved anemia management (EPO utilization) as compared to 2000. Acquisitions contributed 12% of dialysis care revenue growth. Dialysis product revenue increased by $4 million (2%) as a result of increased sales volume offset by decreased prices due to a shift in product mix from reuse dialyzers to non-reuse.

     EBITDA. EBITDA for the North America segment grew by 12%. The EBITDA margin decreased 1% to 20%. The main reasons were the lower than planned EBITDA contribution of Everest and a change in the Dialysis Care revenue mix to a higher portion of ancillary services which contribute less to earnings than incremental treatment revenue.

     Amortization and Depreciation. Amortization and depreciation decreased slightly as a percentage of revenue in 2001. This is mainly due to the impact of internal revenue growth while amortization and depreciation has remained fairly constant at $124 million compared to $110 million for the comparable period in 2000.

     EBIT. EBIT for the North America segment increased by 11% due to the increase in EBITDA and the positive impact of the decreased rate of amortization and depreciation to revenue as previously mentioned.

   INTERNATIONAL SEGMENT

     Revenue. Net revenue for the International segment during the six months ended June 30, 2001 grew by 10% (18% at constant exchange rates) from $537 million in 2000 to $592 million in 2001. Acquisitions contributed approximately $53 million. Same store growth during the period was 8% at constant exchange rates. Including the effects of the acquisitions, Asia Pacific region revenue increased $12 million or 15% (28% at constant exchange rates), Latin America region revenue grew $27 million or 29% (36% at constant exchange rates) while European region revenue increased $16 million, a 4% increase (12% increase at constant exchange rates). Total dialysis care revenue increased during 2001 by 31% (38% at constant exchange rates) to $199 million in 2001 from $152 million the prior period. This increase is a result of base business growth, consisting of an approximately $12 million (8%) increase in the number of dialysis care treatments and an approximately $4 million (3%) increase in average price per treatment, offset by approximately $10 million (7%) due to exchange rates. Acquisitions, mainly TRC, contributed approximately $41 million (27%) to total dialysis care revenue. Total dialysis product revenue for 2001

                                     PART I
                              FINANCIAL INFORMATION
                                     ITEM 2
        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                 RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED
                     JUNE 30, 2001 AND 2000 -- (CONTINUED)


increased by 2% (10% at constant exchange rates) to $393 million. Product volume increased by approximately $47 million (12%) which was offset by lower average pricing of approximately $19 million (5%) and approximately $32 million (8%) due to exchange rates. Acquisitions contributed approximately $12 million (3%) to total dialysis product revenue growth.

     EBITDA. EBITDA for the International segment for 2001 grew by 5% (13% at constant exchange rates) from $130 million to $137 million primarily due to the increased revenue noted above. A majority of the EBITDA growth was a result of increased business in the Latin America region.

     Amortization and Depreciation. Amortization and depreciation decreased slightly as a percentage of revenues, increasing from $33 million in 2000 to $36 million in 2001.

     EBIT. EBIT for the International segment for 2001 increased by 4% (11% at constant exchange rates) due to the increased EBITDA mentioned above and the positive impact of the lower growth rate of amortization and depreciation as compared to the EBITDA growth rate mentioned above.


   THE FOLLOWING DISCUSSIONS PERTAIN TO OUR TOTAL COMPANY COSTS.

     Interest. Interest expense for 2001 decreased compared to the same period in 2000. Borrowings increased in order to partially fund the Everest acquisition.

     Income Taxes. The effective tax rate for the six month period ending June 30, 2001 was below the 2000 rate as non-deductible amortization of goodwill relating to acquisitions was lower, as a percentage of taxable income, for 2001 compared to the same period in 2000 and German income tax reform became effective January 1, 2001.


LIQUIDITY AND CAPITAL RESOURCES

     We generated cash from operating activities of $146 million in the six-month period ended June 30, 2001 and $171 million in the comparable period in 2000. Cash flow for the first half of 2001 is lower than the same period in the previous year due to higher capital expenditure for de novo clinics and the worldwide expansion of production capabilities. Additionally, we had temporarily higher working capital requirements related to acquisitions in the first half of 2001, Cash on hand was $77 million at June 30, 2001 compared to $65 million, at December 31, 2000.

     On January 18, 2000, we executed definitive agreements with respect to the settlement of the U.S. government investigation. The agreements require net settlement payments totaling approximately $427 million. Under the definitive agreements with the U.S. government, we entered into a note payable for the remainder of the settlement obligation. Installment payments under the note accrued interest at 6.3% on approximately $51 million of the obligation and at 7.5% annually on the balance, until paid in full.

     The note payable was paid in six quarterly installments which began in April 2000 and ended in June 2001. The first four quarterly installments were made in the amount of approximately $35 million each, including interest at 7.5%. Of the final two installments of approximately $28 million each, including interest at 6.3%, the first was paid in April 2001, and the second was paid in June 2001. The U.S. government remitted the balance of our outstanding Medicare receivables in four quarterly payments of approximately $5 million each, plus interest at 7.5%. The last of these payments was received in February 2001. As of June 30, 2001, the note payable was completely paid.

     In connection with the settlement we amended the letter of credit that was given to the U.S. government in 1996 from $150 million to $190 million and, under the agreement, the letter of credit was reduced as we

                                     PART I
                              FINANCIAL INFORMATION
                                     ITEM 2
        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                 RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED
                     JUNE 30, 2001 AND 2000 -- (CONTINUED)


continued to make installment payments to the government. At June 30, 2001, with all the installment payments made, the letter of credit was cancelled.

     In January 2001, we completed the acquisition of Everest. Approximately one third of the purchase price ($354 million) was funded by the issuance of 2.25 million Fresenius Medical Care AG Preference shares ($99 million) to Everest stockholders. The remaining purchase price was paid with $120 million cash and debt assumed ($135 million). This debt was subsequently paid back using our senior credit facility as described below.

     In June 2001 we completed offerings pursuant to Rule 144A and Regulation S under the Securities Act of 1933 of $225 million aggregate liquidation amount of dollar-denominated 7 7/8% trust preferred securities due 2011 and E 300 million aggregate liquidation amount of euro-denominated 7 3/8% trust preferred securities due 2011. The net proceeds of the offerings were approximately $468 million, which we used to repay outstanding revolving indebtedness under our senior credit facility, to repay short-term debt, including approximately $120 million of short-term debt to Fresenius AG, and for general corporate purposes. In connection with these offerings, we amended our senior credit facility (i) to eliminate the obligation to apply the proceeds of our issuance of subordinated debt (including trust preferred securities) to prepayments of the term portion of that facility and (ii) to increase the amount of subordinated debt we may incur (exclusive of our 9% senior subordinated notes due 2006) from $950 million to $1.2 billion.

     Through June 30, 2001, we had paid approximately $154 million ($144 million for the North American segment and $10 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics, including the cash portion of the purchase price for Everest. Acquisitions for the comparable period in 2000 were $216 million, $82 million for the North America segment and $134 million for the International segment. In addition, capital expenditures for property, plant and equipment were $133 million for the six months ended June 30, 2001 and $91 million for the comparable period in 2000. In 2001, capital expenditures in the North America segment were $74 million and $58 million for the International segment. In 2000, capital expenditures in the North America segment were $45 million and $46 million in the International segment. The majority of our capital expenditures were used for equipment for new clinics, improvements to existing clinics and expansion of production facilities. We believe that an increasing percentage of our dialysis care growth will be derived from worldwide markets and we envision making acquisitions in selected international markets. In the U.S., we intend to continue to enhance our presence in the market by focusing our expansion on the acquisition of individual or small groups of clinics, expansion of existing clinics, and opening of new clinics. Nevertheless, we will consider large acquisitions in the U.S. if suitable opportunities, such as Everest, become available to us.

     Total long-term debt, excluding the note payable related to the settlement of the U.S. government investigation, net of current portion at June 30, 2001, increased to $736 million from $658 million at year-end 2000. This increase was mainly due to higher borrowings under our senior credit facility. Short-term borrowings from related parties decreased from $218 million at December 31, 2000 to $68 million at June 30, 2001 whereas short term borrowings from third parties increased from $106 million to 129 million. Other liabilities increased by $68 million mainly due to the market value of derivatives now included in the balance sheet as required by SFAS 133 Accounting for Derivative Instruments and Hedging Activities and the related amendments of SFAS 138.

     In January 2000, dollar interest rate swap agreements with a notional amount of $850 million expired as scheduled. In November 2000, we entered into additional dollar interest rate swap agreements with a notional amount of $450 million. At the same time, a dollar interest rate collar agreement with a notional amount of $150 million was closed out. As of June 30, 2001, the notional volume of dollar interest rate

                                     PART I
                              FINANCIAL INFORMATION
                                     ITEM 2
        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                 RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED
                     JUNE 30, 2001 AND 2000 -- (CONTINUED)


hedging contracts totaled $1,050 million. Those swap agreements, which expire at various dates between 2003 and 2007, effectively fix our variable interest rate exposure on the majority of our dollar-denominated revolving loans and outstanding obligations under our accounts receivable securitization program at an interest rate of 6.52%. Under our senior credit agreement, we have agreed to maintain at least $500 million of interest rate protection. In March 2000, we entered into a yen interest rate swap agreement with a notional amount of Japanese Yen 400 million, in line with a yen-denominated floating-rate borrowing of our Japanese subsidiary. In September 2000, both the bank borrowing and the notional amount of the interest rate swap agreement were increased as scheduled to Yen 1,000 million. The bank borrowing and the notional amount of the swap agreement will always coincide until March 2009 when the bank debt is completely repaid and the swap expires.

     We believe that our existing credit facilities, cash generated from operations and other current sources of financing are sufficient to meet our foreseeable needs. If cash flows from operations or availability under existing banking arrangements fall below expectations, we may have to consider other alternatives to maintain sufficient liquidity. We cannot assure that we will be able to do so on satisfactory terms, if at all.


RECENTLY ISSUED ACCOUNTING STANDARDS

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

     We are required to adopt the provisions of SFAS 141 immediately, and SFAS 142 effective January 1, 2002. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-SFAS 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of SFAS 142.

     SFAS 141 will require upon adoption of SFAS 142, that we evaluate existing intangible assets and goodwill that were acquired in prior purchase business combinations, and to make any necessary reclassifications in order to conform with the new criteria in SFAS 141 for recognition apart from goodwill. Upon adoption of SFAS 142, we will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, we will be required to test the intangible asset for impairment in accordance with the provisions of SFAS 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

                                     PART I
                              FINANCIAL INFORMATION
                                     ITEM 2
        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                 RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED
                     JUNE 30, 2001 AND 2000 -- (CONTINUED)


     In connection with the transitional goodwill impairment evaluation, SFAS 142 will require that we perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this we must identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. We will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and we must perform the second step of the transitional impairment test. In the second step, we must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of it assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in our statement of operations.

     Because of the extensive effort needed to comply with adopting SFAS 141 and 142, it is currently not practicable to reasonably estimate the impact of adopting these statements on our financial statements at this time, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.


EURO CONVERSION

     Germany, our country of domicile, is one of the eleven members of the European Union who have adopted the euro as their currency. We have changed our functional currency to euro effective January 1, 1999, but will continue using the U.S. dollar as our reporting currency. In addition, at our general meeting on June 2, 1999, our shareholders approved the currency conversion of our share capital to euro from Deutsche Mark. All internal reporting entities situated in the eleven member states are submitting their reports in euro. The euro conversion may affect cross-border competition by creating cross-border price transparency. In our business however, patients may not have the luxury to "shop" cross-border due to the nature of their illness, the type of reimbursement program they are enrolled in and the fact that they maintain a medical relationship with their local supplier, a doctor or clinic.


CONTINGENCIES

     We are a plaintiff in litigation against the U.S. federal government with respect to the implementation of the Omnibus Budget Reconciliation Act of 1993. We are also a defendant in significant commercial insurance litigation relating to the same alleged practices that were the subject of the recently settled government investigations. An adverse outcome in any of these matters could have a material adverse effect on our business, financial condition and results of operations. Because of the significant complexities and uncertainties associated with these proceedings, we cannot provide either an estimate of the possible loss or range of loss we may incur in respect of such matters, and a reserve based on any such estimate cannot be reasonably made.


INFLATION

     The effects of inflation during the periods covered by the consolidated financial statements have not been significant to our results of operations. However, most of our net revenues from dialysis care are subject to reimbursement rates regulated by governmental authorities, and a significant portion of other

                                     PART I
                              FINANCIAL INFORMATION
                                     ITEM 2
        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                 RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED
                     JUNE 30, 2001 AND 2000 -- (CONTINUED)


revenues, especially revenues from the U.S., is received from customers whose revenues are subject to these regulated reimbursement rates. Non-governmental payors are also exerting downward pressure on reimbursement rates. Increased operation costs that are subject to inflation, such as labor and supply costs, may not be recoverable through price increases in the absence of a compensating increase in reimbursement rates payable to us and our customers, and could materially adversely affect our business, financial condition and results of operations. Amgen Inc., the Company's sole source supplier of EPO, announced a 3.9% increase in its wholesaler acquisition price for EPO effective May 9, 2001. The Company's purchase contract with Amgen contains pricing protection such that its purchase price for EPO will be unaffected by the price increase through December 31, 2001.

                                     PART I
                             FINANCIAL INFORMATION
                                     ITEM 3



QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

   MANAGEMENT OF CURRENCY AND INTEREST RATE RISKS

     We are primarily exposed to market risk from changes in foreign currency exchange rates and changes in interest rates. In order to manage the risks from these foreign currency exchange rate and interest rate fluctuations, we enter into various hedging transactions with investment grade financial institutions as authorized by the management board. We do not contract for financial instruments for trading or other speculative purposes.

     We conduct our financial instrument activity under the control of a single centralized department. We have established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.


   INTEREST RATE RISKS

     At June 30, 2001, we had in place interest rate swap agreements for a notional amount of $1,050 million which we believe to be adequate to cover our interest rate exposure into the immediate future.


   FOREIGN CURRENCY EXPOSURE

     We conduct our business on a global basis in several major international currencies, although our operations are located principally in Germany and the United States. For financial reporting purposes, we have chosen the U.S. dollar as our reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of our international operations are maintained, affect our results of operations and financial position as reported in our consolidated financial statements. We have consolidated the balance sheets of our non-U.S. dollar denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period.

     Our exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, lendings and borrowings, including intercompany borrowings. We sell significant amounts of products from our manufacturing facilities in Germany to our other international operations. In general, our German sales are denominated in euro. This exposes our subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. We employ, to a limited extent, forward contracts and options to hedge our currency exposure. Our policy, which has been consistently followed, is that forward currency contracts and options be used only for purposes of hedging foreign currency exposures. We have not used such instruments for purposes other than hedging.

     During the period ended June 30, 2001, no material changes occurred to the information presented in Item 11 of the Form 20-F or the Company's hedging strategy described above. For additional information, see Item 11, "Quantitative and Qualitative Disclosures About Market Risk," "Notes to Consolidated Financial Statements - Note 1(g). Summary of Significant Accounting Policies - Derivative Financial Instruments," and "Notes to Consolidated Financial Statements - Note
19. Financial Instruments" in the Company's 2000 Annual Report on Form 20-F.

                                     PART II
                         OTHER INFORMATION - (CONTINUED)


ITEM 1.  LEGAL PROCEEDINGS

   COMMERCIAL LITIGATION

     In 1997, FMCH, NMC, and certain named NMC subsidiaries, were served with a civil complaint filed by Aetna Life Insurance Company in the U.S. District Court for the Southern District of New York. The lawsuit alleges inappropriate billing practices for nutritional therapy, diagnostic and clinical laboratory tests and misrepresentations. In April 1999, Aetna amended its complaint to include its affiliate, Aetna U.S. Healthcare, Inc., as an additional plaintiff, and to make certain other limited changes in its pleading. The amended complaint seeks unspecified damages and costs. Other insurance companies have filed similar claims seeking unspecified damages and costs. The Company, FMCH, NMC and its subsidiaries believe that there are substantial defenses to the claims asserted, and intend to vigorously defend all lawsuits. Other private payors have contacted FMCH and may assert that NMC received excess payment and, similarly, may join the lawsuits or file their own lawsuit seeking reimbursement and other damages. Although the ultimate outcome on the Company of these proceedings cannot be predicted at this time, an adverse result could have a material adverse effect on the Company's business, financial condition and result of operations. The Company intends to defend the claims vigorously.

     FMCH has filed counterclaims against the plaintiffs in these matters based on inappropriate claim denials and delays in claim payments.

     On September 28, 2000, Mesquita, et al. v. W. R. Grace & Company, et al. (Sup. Court of Calif., S.F. County, #315465) was filed as a class action by plaintiffs claiming to be creditors of W. R. Grace & Co.-Conn ("Grace Chemicals") against Grace Chemicals, FMCH and other defendants, principally alleging that the Merger which resulted in the original formation of the Company (described in greater detail in Note 6 to the financial statements included in Part I infra) was a fraudulent transfer, violated the uniform fraudulent transfer act, and constituted a conspiracy. An amended complaint (Abner et al.
v. W. R. Grace & Company, et al.) and an additional class action were filed subsequently with substantially similar allegations; both cases have been subsequently stayed and transferred to the Delaware bankruptcy court in connection with Grace's Chapter 11 proceedings. These cases have been stayed in connection with Grace's Chapter 11 bankruptcy proceedings. The Company has requested indemnification from Grace Chemicals pursuant to the Merger agreements. If the Merger is determined to have been a fraudulent transfer, if material damages are proved by the plaintiffs, and if the Company is not able to collect, in whole or in part on the indemnity, from W.R. Grace & Co. or its affiliates or former affiliates or their insurers, and if the Company is not able to collect against any party that may have received proceeds from W.R. Grace & Co., a judgment could have a material adverse effect on the Company's business, financial condition and results of operations. The Company is confident that no fraudulent transfer or conspiracy occurred and intends to defend the cases vigorously.


   OBRA 93

     The Omnibus Budget Reconciliation Act of 1993 affected the payment of benefits under Medicare and employer health plans for dual-eligible ESRD patients. In July 1994, the Centers for Medicare and Medicaid Services (CMS) (formerly known as the Health Care Financing Administration, or HCFA) issued an instruction to Medicare claims processors to the effect that Medicare benefits for the patients affected by that act would be subject to a new 18-month "coordination of benefits" period. This instruction had a positive impact on NMC's dialysis revenues because, during the 18-month coordination of benefits period,

                                     PART II
                         OTHER INFORMATION - (CONTINUED)


patients' employer health plans were responsible for payment, which was generally at rates higher than those provided under Medicare.

     In April 1995, CMS issued a new instruction, reversing its original instruction in a manner that would substantially diminish the positive effect of the original instruction on NMC's dialysis business. CMS further proposed that its new instruction be effective retroactive to August 1993, the effective date of the Omnibus Budget Reconciliation Act of 1993.

     NMC ceased to recognize the incremental revenue realized under the original instruction as of July 1, 1995, but it continued to bill employer health plans as primary payors for patients affected by the Omnibus Budget Reconciliation Act of 1993 through December 31, 1995. As of January 1, 1996, NMC commenced billing Medicare as primary payor for dual eligible ESRD patients affected by the act, and then began to re-bill in compliance with the revised policy for services rendered between April 24 and December 31, 1995.

     On May 5, 1995, NMC filed a complaint in the U.S. District Court for the District of Columbia (National Medical Care, Inc. and Bio-Medical Applications of Colorado, Inc. d/b/a Northern Colorado Kidney Center v. Shalala, C.A.
No. 95-0860 (WBB)) seeking to preclude CMS from retroactively enforcing its April 24, 1995 implementation of the Omnibus Budget Reconciliation Act of 1993 provision relating to the coordination of benefits for dual eligible ESRD patients. On May 9, 1995, NMC moved for a preliminary injunction to preclude CMS from enforcing its new policy retroactively, that is, to billing for services provided between August 10, 1993 and April 23, 1995. On June 6, 1995, the court granted NMC's request for a preliminary injunction and in December of 1996, NMC moved for partial summary judgment seeking a declaration from the Court that CMS' retroactive application of the April 1995 rule was legally invalid. CMS cross-moved for summary judgment on the grounds that the April 1995 rule was validly applied prospectively. In January 1998, the court granted NMC's motion for partial summary judgment and entered a declaratory judgment in favor of NMC, holding CMS' retroactive application of the April 1995 rule legally invalid. Based on its finding, the Court also permanently enjoined CMS from enforcing and applying the April 1995 rule retroactively against NMC. The Court took no action on CMS' motion for summary judgment pending completion of the outstanding discovery. On October 5, 1998, NMC filed its own motion for summary judgment requesting that the Court declare CMS' prospective application of the April 1995 rule invalid and permanently enjoin CMS from prospectively enforcing and applying the April 1995 rule. The Court has not yet ruled on the parties' motions. CMS elected not to appeal the Court's June 1995 and January 1998 orders. CMS may, however, appeal all rulings at the conclusion of the litigation. If CMS should successfully appeal so that the revised interpretation would be applied retroactively, NMC may be required to refund the payment received from employer health plans for services provided after August 10, 1993 under CMS' original implementation, and to re-bill Medicare for the same services, which would result in a loss to NMC of approximately $120 million attributable to all periods prior to December 31, 1995. Also, in this event, the Company's business, financial condition and results of operations would be materially adversely affected.

     In July, 2000, NMC filed a complaint in the U.S. District Court for the Eastern District of Virginia (National Medical Care, Inc. and Bio-Medical Applications of Virginia, Inc. v. Aetna Life Insurance, Co., Inc. Aetna U.S. Healthcare, Inc. and John Does 1-10) seeking recovery against Aetna U.S. Healthcare and health plans administered by Aetna U.S. Healthcare for claims related to primary payor liability for dual eligible ESRD patients under the Omnibus Budget Reconciliation Act of 1993. On January 16, 2001, the Court stayed the action pending resolution of the District of Columbia Court action.

                                     PART II
                         OTHER INFORMATION - (CONTINUED)


   OTHER LITIGATION AND POTENTIAL EXPOSURES

     From time to time, the Company is a party to or may be threatened with other litigation arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters. The ultimate outcome of these matters is not expected to materially affect the Company's financial position, results of operations or cash flows.

     The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. The Company must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the U.S. anti-kickback statute, the False Claims Act, the Stark Law, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's or the manner in which the Company conduct its business. In the U.S., enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence "whistle blower" actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, the Company expects that its business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties, and continuing inquiries, claims and litigation relating to its compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of "whistle blower" actions, which are initially filed under court seal.

     The Company operates a large number facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliate companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the False Claims Act, among other laws, and the Company cannot predict whether law enforcement authorities may use such information to initiate further investigations of the business practices disclosed or any of its other business activities.

     Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been subject to these suits due to the nature of its business and the Company expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, the Company cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon the Company and the results of its operations. Any claims, regardless of their merit or eventual outcome, also may have a material adverse effect on the Company's reputation and business.

     The Company has also had claims asserted against it and has had lawsuits filed against it relating to businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has asserted its own claims, and claims for indemnification. Although the ultimate outcome on the Company cannot be predicted at this time, an

                                     PART II
                         OTHER INFORMATION - (CONTINUED)


adverse result could have a material adverse effect upon the Company's business, financial condition, and results of operations.


ITEM 4. SUMMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

   The Company held its Annual General Meeting of Shareholders and a separate meeting of Preference shareholders on May 23, 2001.

   Eight resolutions were presented an approved at the Annual General Meeting by the Ordinary shareholders, as follows:

                                                                        Votes         Votes
     Resolution                                                          For         Against      Abstentions
     ----------                                                       ----------     --------     -----------
1)   Resolution to appropriate the distributable
     profit in the amount of Euro 144,843,114.70 as follows:          42,785,115      10,985         22,941

     Dividend payment of Euro 0.78 per Ordinary share

     Dividend payment of Euro 0.84 per Preference share

     Amount carried forward to new account Euro 68,387,796.46

2)   Resolution to approve the activities of the Managing
     Board during the 2000 fiscal year                                42,721,099      25,549         72,393

3)   Resolution to approve the activities of the Supervisory
     Board during the 2000 fiscal year.                               42,721,021      25,095         72,925

4)   Resolution concerning a contingent increase of the capital stock for the grant of convertible bonds to members of the
     Managing Board of Fresenius Medical Care AG, to management staff members of affiliates of Fresenius Medical Care AG, to employees of Fresenius Medical Care AG and to employees of affiliates of Fresenius Medical Care AG on the basis of an international participation scheme for employees and a
     termination of the previous International Stock Option
     Scheme with a reduction in the contingent capital no longer required, and concerning modifications of the Articles of
     Association.                                                     42,711,090      84,403         23,392

5)   Adoption of a resolution for the creation of a new
     authorized capital II and a corresponding modification of
     the Articles of Association                                      42,711,593      83,764         23,528

6)   Election of the Supervisory Board                                42,739,853      78,356            676

7)   Resolution to be adopted on the adjustment of fees for
     members of the Supervisory Board                                 42,697,967      19,423          1,495

8)   Selection of the auditor for the 2001 fiscal year                42,806,177      12,458            250



     Two resolutions were presented to and approved by the separate meeting of Preference shareholders, as follows:

                                     PART II
                         OTHER INFORMATION - (CONTINUED)

                                                                        Votes         Votes
     Resolution                                                          For         Against      Abstentions
     ----------                                                       ---------      -------     -----------
1)   Approval of a resolution of the Ordinary General Meeting
     held on the same day concerning a contingent increase of
     the capital stock for the grant of convertible bonds to
     members of the Managing Board of Fresenius Medical Care AG, to management staff members of affiliates of Fresenius
     Medical Care AG, to employees of Fresenius Medical Care AG and to employees of affiliates of Fresenius Medical Care AG on the basis of an international participation scheme for
     employees and a termination of the previous International
     Stock Option Scheme with a reduction in the contingent
     capital no longer required, and concerning modifications
     of the Articles of Association.                                   4,218,673       2,921            275

2)   Approval of a resolution of the Ordinary General Meeting
     held on the same day concerning the creation of a new
     authorized capital II and a corresponding modification
     of the Articles of Association                                    4,220,748       1,046             75


ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K/6-K

     (a)  Exhibits

     Exhibit   Document
     -------   --------
     3.1       Memorandum and Articles of Association (Satzung) of Fresenius
               Medical Care AG (the "Company") (English translation)
               (Incorporated by reference to Exhibit no. 3.1 to the Registration
               Statement on Form F-4 of Fresenius Medical Care AG et al filed
               August 2, 2001, Registration No. 333-66558)

     4.1 Amendment No. 11 dated as of May 31, 2001 to the NMC Credit Agreement (Incorporated by reference to Exhibit no. 4.13 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558)

     4.2 Amendment No. 12 dated as of June 30, 2001 to the NMC Credit Agreement (Incorporated by reference to Exhibit no. 4.14 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558)

     4.3 Declaration of Trust of Fresenius Medical Care Capital Trust IV, dated February 12, 1998 (Incorporated by reference to Exhibit no.
               4.41 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558)

                                     PART II
                         OTHER INFORMATION - (CONTINUED)


     4.4 First Amendment to Declaration of Trust of Fresenius Medical Care Capital Trust IV, dated June 5, 2001 (Incorporated by reference to Exhibit no. 4.42 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558)

     4.5 Declaration of Trust of Fresenius Medical Care Capital Trust V, dated June 1, 2001 (Incorporated by reference to Exhibit no. 4.43 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558)

     4.6 Amended and Restated Declaration of Trust of Fresenius Medical Care Capital Trust IV, dated as of June 6, 2001 (Incorporated by reference to Exhibit no. 4.44 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558)

     4.7 Amended and Restated Declaration of Trust of Fresenius Medical Care Capital Trust V, dated as of June 15, 2000 (Incorporated by reference to Exhibit no. 4.45 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558)

     4.8 Senior Subordinated Indenture (U.S. Dollar denominated) dated as of June 6, 2001, among Fresenius Medical Care AG, FMC Trust Finance S.a.r.l. Luxembourg-III, State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein (Incorporated by reference to Exhibit no. 4.46 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558)

     4.9 Senior Subordinated Indenture (Euro denominated) dated as of June 15, 2001, among Fresenius Medical Care AG, FMC Trust Finance S.a.r.l. Luxembourg-III, State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein (Incorporated by reference to Exhibit no. 4.47 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558)

     4.10 Guarantee Agreement dated as of June 6, 2001 between Fresenius Medical Care AG and State Street Bank and Trust Company as Trustee, with respect to Fresenius Medical Care Capital Trust IV (Incorporated by reference to Exhibit no. 4.48 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558)

                                     PART II
                         OTHER INFORMATION - (CONTINUED)


     4.11 Guarantee Agreement dated as of June 15, 2001 between Fresenius Medical Care AG and State Street Bank and Trust Company as Trustee, with respect to Fresenius Medical Care Capital Trust V (Incorporated by reference to Exhibit no. 4.49 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558)

     4.12 Agreement as to Expenses and Liabilities between Fresenius Medical Care AG and Fresenius Medical Care Capital Trust IV dated as of June 6, 2001 (Incorporated by reference to Exhibit no. 4.50 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558)

     4.13 Agreement as to Expenses and Liabilities between Fresenius Medical Care AG and Fresenius Medical Care Capital Trust V dated as of June 15, 2001 (Incorporated by reference to Exhibit no.
               4.51 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558)

     10.1 Fresenius Medical Care Aktiengesellschaft 2001 International Stock Incentive Plan (Incorporated by reference to Exhibit no.
               10.17 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558)

     10.2 Registration Rights Agreement dated June 6, 2001 between Fresenius Medical Care Capital Trust IV, Fresenius Medical Care AG, FMC Trust Finance S.a.r.l. Luxembourg-III, FMCH and Fresenius Medical Care Deutschland GmbH and the Initial Purchasers of the USD Trust Preferred Securities (Incorporated by reference to Exhibit no. 10.38 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558)

     10.3 Registration Rights Agreement dated June 15, 2001 between Fresenius Medical Care Capital Trust V, Fresenius Medical Care AG, FMC Trust Finance S.a.r.l. Luxembourg-III, FMCH and Fresenius Medical Care Deutschland GmbH and the Initial Purchasers of the Euro Trust Preferred Securities (Incorporated by reference to Exhibit no. 10.39 to the Registration Statement on Form F-4 of Fresenius Medical Care AG et al filed August 2, 2001, Registration No. 333-66558)

                                     PART II
                         OTHER INFORMATION - (CONTINUED)


     (b) Reports on Form 8-K/6-K During the period for which this report is filed, the Company filed three reports on Form 6-K.

     The dates of the reports and the information reported in each are as follows:

     Date of Report      Information Reported

     May 21, 2001        Financial statements of the Company as and for the
                         three months ended March 31, 2000

     May 31, 2001        Announcement of proposed offerings of trust preferred
                         securities

     June 19, 2001       Announcement of completion of offerings of trust
                         preferred securities

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

     DATE: August 22, 2001




                                        FRESENIUS MEDICAL CARE
                                        AKTIENGESELLSCHAFT



                                        By: /s/ DR. BEN LIPPS
                                            ------------------------------------
                                            Name:  Dr. Ben Lipps
                                            Title: Chairman of the Management
                                                   Board



                                        By: /s/ JOSEF DINGER
                                            ------------------------------------
                                            Name:  Josef Dinger
                                            Title: Senior Vice President
                                                   Controlling and Corporate
                                                   Accounting